SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No         X

1

2

Summary of 3rd Quarter Business Report of Kookmin Bank

On November 14, 2003, Kookmin Bank filed a 3rd quarter business report (the “Business Report”) with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea. This is a summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we” or “us” “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. Kookmin Bank means a new entity established by a consolidation with former Kookmin Bank and H&CB on the consolidation date of October 31, 2001. Sometimes we refer it to New Kookmin Bank. On the other hand, we use the “Former Kookmin Bank” for the name of the former Kookmin Bank, which had been another entity before it merged H&CB.

We were formed through a consolidation between the Former Kookmin Bank and H&CB, which formed a new corporation named “Kookmin Bank” effective November 1, 2001. Accordingly, financial information in this Business Report since the merger date reflects the impact of the merger. Under generally accepted accounting principles in Korea, the Former Kookmin Bank is deemed the accounting acquirer of H&CB in the consolidation, and we have accounted for the acquisition using the purchase method of accounting. However, trust accounts are not accounted by the purchase method accounting according to the Korean Financial Supervisory Service’s guidelines.

Therefore, unless indicated otherwise, any comparative description or table of year 2000 1) for bank accounts is based on the Former Kookmin Bank’s results and 2) for trust accounts is based on simply consolidated numbers of Former Kookmin Bank’s and H&CB’s results.

All references to “Won” or “W” in this document are to the currency of the Republic of Korea.

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1.    Introduction to the Bank

1.1.    Business Purpose

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Bank Act,

■	The trust business as prescribed by the Banking Trust Act,

■	The credit card business as prescribed by the Non-Banking Financing Act, and

■	The other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2.    History

■	November 1, 2001 Incorporated and Listed on the New York Stock Exchange

■	November 9, 2001 Listed on the Korea Stock Exchange

■	September 23, 2002 Integrated two brand operations onto a single information technology platform in connection with the merger

■	December 4, 2002 Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

■	May 30, 2003 Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries and officially submitted Merger Statement to Financial Supervisory Service

■	September 30, 2003 Completed small-scale merger with Kookmin Credit Card

1.3.    Capital Structure

1.3.1.    Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its articles of incorporation. Kookmin Bank’s articles of incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

4

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion, on November 30, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the Merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on September 30, 2003 with total 336,379,116 shares issued and total 1,681,896 million Won of paid-in capital.

1.3.2.    Treasury Stock

The following table shows the purchase and disposition of our treasury stock as of November 14, 2003.

(Unit: in thousands of Won unless otherwise indicated)

Date	Transaction	Number of shares	Cost	Average cost per one share

November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548 shares	1,794,885	43,200 Won
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000 shares	432,003	48,900 Won
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089 shares	2,071,557	57,400 Won
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548 shares	1,601,944	50,788 Won
July 30 - October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000 shares	147,632,489	49,210 Won
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000 shares	492,294	49,229 Won
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000 shares	492,294	49,229 Won
September 4 - 9, 2003	Acquisition pursuant to the Securities and Exchange Act of Korea	650,000 shares	29,094,064	44,760 Won
October 16, 2003	Acquisition of fractional shares due to the Merger with Kookmin Credit Card	5,095 shares	214,254	42,050 Won
October 27, 2003	Disposition due to exercise of stock option by a grantee	62,961 shares	3,049,075	48,428 Won
November 3, 2003	Disposition due to exercise of stock option by a grantee	5,000 shares	242,140	48,428 Won
Total	—	Outstanding balance: 3,603,223 shares	174,497,499	—

5

1.3.3.    Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees.

(As of September 30, 2003, Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

31-Oct-98	Jungtae Kim	Chairman, President & CEO	01-Nov-01	31-Oct-04	5,000	400,000	330,000	70,000
27-Feb-99	Choulju Lee	Auditor & Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seungdong Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Youngjo Joo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seokil Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Hongshik Chung	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bonghwan Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Sunjoo Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
27-Feb-99	Jehyung Jo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Hogi Baek	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bruce Willison	Non Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Jan Op de Beeck	Director & Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sungchul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woojung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kukju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sunjin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moonsoul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Juhyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Heungsoon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Injoon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sunghee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seungwoo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woonyoul Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	0	4,909
28-Feb-00	Kyunghee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sungcheon Hong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Miro Yoon	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Hakdong Shin	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Hakyeon Jeong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jeongyeon Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jongwhan Byun	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Samyoung Lee	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Wonki Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Bangyeoul Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees

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Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

28-Feb-00	Byungman Lim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
24-Mar-01	Youngil Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jongin Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	0	19,333
24-Mar-01	Wonbae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jaekyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chulsoo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jaehan Kim	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Jongok Na	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Kyuho Lee	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	3,275	0	3,275
18-Mar-00	Sanghoon Kim	Chairman & CEO	19-Mar-03	18-Mar-05	23,469	41,460	0	41,460
18-Mar-00	Jongmin Lee	Auditor & Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	0	14,807
18-Mar-00	Sejong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Inkie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Jihong Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jinho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Hyungjin Chang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Ikrae Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bongho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bockwoan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Yoohwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Dukhyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sanghoon Kim	Chairman & CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Jongmin Lee	Auditor & Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	Inkie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyungjin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jihong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bongho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ikrae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seungheon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Youngseok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Sewoong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Changki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bockwoan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoohwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Dukhyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoonok Hyun	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Taigon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungsang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungjin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Jihan Koo	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongsoon Park	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hoosang Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sanghoon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jaein Suh	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sunghyun Chung	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jonghwa Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961

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Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

15-Mar-01	Sangwon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Joonsup Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongshin Yang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jaekyung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yeonkun Chung	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngno Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kitaek Hong	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Soondo Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Joonho Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yangjin Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwangdae Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sungwan Choi	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Junghaeng Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Anseok Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sangcheol Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Taejoo Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Youngman Lee	General Manager	16-Mar-04	15-Mar-09	28,027	520	0	520
15-Mar-01	Youngsoo Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jongyoung Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jaehong Yoo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Changhwan Bae	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sian Heo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seokwon Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Gilho Seo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Youngsoo Shin	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Joonbo Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kiyoul Seo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Byungdoo Ahn	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kookshin Kang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Ingyu Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hyungyoung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngrok Han	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hyeyoung Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kihyun Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sungshin Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngmo Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jongik Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwangmook Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yongseung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sunggil Lee	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370

16-Nov-01	Jungtae Kim	President & CEO	17-Nov-04	16-Nov-09		500,000	0	500,000
16-Nov-01	Jungtae Kim	President & CEO	17-Nov-04	16-Nov-09	X1	200,000[2]	0	200,000
16-Nov-01	Sanghoon Kim	Chairman	17-Nov-04	16-Nov-09		150,000	0	150,000

1.	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—207.25) / 207.25 x 100.
2.	Conditional options up to 200,000: Additional shares shall be granted if the average closing price of Kookmin Bank’s stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.

8

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

22-Mar-02	Choulju Lee	Auditor & Executive Director	23-Mar-05	22-Mar-10		9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Keunshik Oh	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Dongsoo Chung	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Jihong Kim	Non Executive Director	23-Mar-05	22-Mar-10	Y1	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Sunjin Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Moonsoul Chung	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Kyunghee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000

22-Mar-02	Jongkyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bonghwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Jaein Suh	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bumsoo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bockwoan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kitaek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sunghyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kisup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sungkyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byungsang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Jongyoung Yoon	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jaeil Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Hyunggoo Shim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Junghaeng Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Joonsup Chang	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Youngno Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Dongsoon Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbin Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbok Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Yeonkun Chung	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Mahnsoo Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jeongyeon Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Hakyeon Jeong	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jongwhan Byun	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jaehan Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jongok Na	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
26-Jul-02	Donald MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000

1.	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period – KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

9

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To

21-Mar-03	Sungnam Lee	Auditor & Executive Director	22-Mar-06	21-Mar-11		30,000	0	30,000
21-Mar-03	Moonsoul Chung	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Sunjin Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyunghee Yoon	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Seoungwoo Nam	Non Executive director	22-Mar-06	21-Mar-11	Y1	10,000	0	10,000
21-Mar-03	Sukyoung Cha	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kihong Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Eunjoo Park	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Cheolsoo Ahn	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyungbae Suh	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000

21-Mar-03	Sungchul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	30,000	0	30,000
21-Mar-03	Woojung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	30,000	0	30,000
21-Mar-03	Seeyoung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000	30,000	0	30,000
21-Mar-03	Wonsuk Oh	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Sungdae Min	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Kyungjae Cheong	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Choulhee Kim	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Indo Lee	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,000	15,000	0	15,000
21-Mar-03	Maengsu Yang	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
27-Aug-03	Jinbaek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500	30,000	0	30,000
22-Mar-01	Hankyoung Lee[2]	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Junchae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Cheolho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Myoungwoo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429

29-Mar-02	Bounghak Kim	Former KCC Officer	30-Mar-04	29-Mar-11		4,429	0	4,429
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	Y3	4,429	0	4,429
29-Mar-02	Jangok Kim	Former KCC Officer	30-Mar-04	29-Mar-11		4,429	0	4,429

Total						2,883,242	553,069	2,330,173

1	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period – KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
2	Exercise price = 129,100 Won x (1 + the increase rate of Comparative Industry Index x 0.4).
If negative index produced, the factor is not to be considered.
The increase rate of Comparative Industry Index = (B-A)/A
A : KOSPI as of the grant date x 0.5 + KOSPI Banking Industry Index as of the grant date x 0.5
B : KOSPI as of the exercise date x 0.5 + KOSPI Banking Industry Index as of the exercise date x 0.5
3	The last 7 people in the above stock option table were granted Kookmin Bank stock option retroactively on the indicated dates. Those were originally granted by Kookmin Credit Card (KCC) when they were in office, and due to the Merger between Kookmin Bank and Kookmin Credit Card, those options were converted into stock options of the Bank.

10

1.4.    Dividend

The following table shows dividend policy and the related information for the last three years.

(Units: in millions of Won unless indicated otherwise)

	2002	2001	2000

Net income for the period	1,310,291	740,565	719,700
Earnings per share (Won)	4,123[1]	3,706	2,403
Maximum amount available for dividend	1,192,643[2]	604,984	614,046
Total dividend amount	325,232	119,866	151,009
Dividend payout ratio (%)	24.82[3]	16.19	20.76
Cash dividend per common share (Won)	1,000	100	500
Stock dividend per common share (%)	—	6	—
Dividend per preferred share (Won)	—	—	50
Dividend yield ratio (%)	2.38[4]	0.80	3.36
Net asset value per common share (Won)	30,614[5]	29,742	12,533
Ordinary income per common share (Won)	4,123	3,706	2,403

1.5.    Merger Summary

As of September 30, 2003, Kookmin Bank merged Kookmin Credit Card, its former subsidiary about 74% shares owned. Followings are summarized information with regard to the Merger.

1.5.1.    Brief Note on Merger Procedures

May 30, 2003 :	Completed merger agreement and officially submitted Merger Statement to FSS.
July 23, 2003 :	Approved by board of directors of Kookmin Bank
September 5, 2003 :	Approved by shareholders meeting of Kookmin Credit Card
September 30, 2003 :	Completed the merger and integrated into single card business unit.
October 7, 2003 :	Submitted Merger Completion Report to FSS

1.	Earnings per share = net income (1,310,291,195,314 Won) / weighted average number of shares (317,786,872 shares)
2.	Maximum amount available for dividend = retained earnings before appropriations (1,319,970 millions of Won) + transferred from prior years’ reserves (5,417 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (132,744 millions of Won)
3.	Dividend payout ratio = total dividend amount for common shares (325,232,596,000 Won) / net income (1,310,291,195,314 Won).
4.	Dividend yield ratio = dividend per share (1,000 Won) / market closing price of December 31, 2002 (42,000 Won)
5.	Net asset value per common share = total shareholders’ equity (10,049,396 millions of Won) / total issued shares as of December 31, 2002 (328,258,685 shares).

11

1.5.2.    Merger Method

Entity	Business	Merger Method

Kookmin Bank (KB)	Banking	KCC is merged into KB
Kookmin Credit Card (KCC)	Credit card

1.5.3.    Merger Ratio

	KB	KCC

Stock Price	31,780 Won	14,078 Won
Merger Ratio (Common Stock)	1	0.442983

1.5.4.    Changes in Equity-related factors after Merger

		Before Merger	After Merger

Number of Stocks Authorized	Common stocks	1,000,000,000	1,000,000,000
	Preferred stocks	—	—
Number of Stocks Issued	Common stocks	328,258,685	336,379,116
	Preferred stocks	—	—
Paid-in capital (million Won)		1,641,293	1,681,896

12

2.    Business

2.1.     Source and Use of Funds

2.1.1.    Source of Funds

(Unit: in millions of Won)

		September 30, 2003		December 31, 2002		December 31, 2001

		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)

Won currency	Deposits and Mutual installment	116,492,015	3.78	113,157,719	4.21	63,743,997	5.53

	Certificate of deposit	3,561,241	4.60	2,119,900	4.82	2,022,414	6.10

	Borrowings	3,384,195	3.91	4,568,873	4.45	3,784,147	4.85

	Call money	1,503,361	3.99	1,039,249	4.02	403,937	4.11

	Other	22,474,928	5.90	14,254,281	6.70	9,112,858	7.57

Subtotal		147,415,740	4.13	135,140,022	4.49	79,067,353	5.74

Foreign currency	Deposits	1,237,424	0.81	1,096,544	1.28	952,701	3.08

	Borrowings	3,480,029	1,06	2,269,774	2.45	2,018,537	5.47

	Call money	147,883	1.08	293,151	1.65	223,156	3.67

	Finance debentures issued	739,912	—	1,071,848	3.57	1,430,804	5.68

	Other	25,782	—	23,087	—	15,081	—

Subtotal		5,631,030	1.14	4,754,404	2.67	4,640,279	5.32

Other	Total Shareholders Equity	11,549,211	—	14,586,550	—	7,463,687	—

	Allowances	88,675	—	63,039	—	353,183	—

	Other	9,756,156	—	3,717,379	—	4,065,899	—

Subtotal		21,394,042	—	18,366,968	—	11,882,769	—

Total		174,440,812	3.52	158,261,394	3.92	95,590,401	5.00

13

2.1.2.    Use of Funds

(Unit: in millions of Won)

		September 30, 2003		December 31, 2002		December 31, 2001

		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)

Won currency	Due from banks	169,303	1.40	1,041,865	4.62	1,339,572	5.60

	Securities	30,730,771	6.33	30,180,305	6.32	23,861,424	6.78

	Loans	120,647,990	7.17	105,188,481	7.79	53,575,082	8.87

	Advances for customers	90,359	7.62	91,583	4.35	127,704	3.84

	Call loan	468,440	3.94	736,571	4.36	1,765,067	4.80

	Private placement corporate bonds	1,232,206	8.47	1,631,524	7.32	2,065,179	10.32

	Credit card accounts	5,407,667	9.84	5,719,359	10.25	912,210	17.63

	Other	295,534	36.49	374,718	—	614,014	—

	Allowance for credit losses (-)	-1,792,386	—	1,437,960	—	1,297,930	—

Subtotal		157,249,884	7.23	143,526,446	7.66	82,962,322	8.50

Foreign currency	Due from banks	593,757	1.35	253,390	1.35	121,994	3.28

	Securities	1,281,677	5.90	1,302,214	7.97	1,079,359	9.13

	Loans	2,737,718	2.89	3,216,042	3.39	3,870,853	5.66

	Call loan	78,238	1.35	188,465	1.98	185,466	4.15

	Bills bought	2,073,176	1.78	835,356	4.71	1,045,331	7.60

	Other	12,962	16.20	15,739	—	116,454	—

	Allowance for credit losses (-)	-138,506	—	267,194	—	266,613	—

Subtotal		6,639,022	3.05	5,544,012	4.95	6,152,844	7.11

Other	Cash	976,422	—	914,639	—	530,451	—

	Fixed assets held for business	3,136,226	—	3,126,812	—	1,462,413	—

	Other	6,439,258	—	5,149,485	—	4,482,371	—

Subtotal		10,551,906	—	9,190,936	—	6,475,235	—

Total		174,440,812	6.63	158,261,394	7.12	95,590,401	7.83

14

2.2.    Principal Banking Activities

2.2.1.    Deposits

The following table shows the average balances of our deposits for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

		September 30, 2003		December 31, 2002		December 31, 2001

		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance

Deposits in Won	Demand deposits	11,989,488	13,176,682	10,654,651	12,987,742	4,832,281	10,824,005

	Time & savings deposits	96,428,974	96,630,311	93,347,999	93,630,423	53,496,908	89,080,935

	Mutual installment deposits	6,940,006	7,009,983	8,058,664	7,491,115	6,469,772	8,871,193

	Mutual installment for housing	5,094,516	5,291,492	4,463,601	4,872,637	928,398	4,128,489

	Certificates of deposits	3,561,241	4,689,250	2,119,900	3,044,089	2,022,414	1,154,056

Subtotal		124,014,225	126,797,718	118,644,815	122,026,006	67,749,773	114,058,678

Deposits in foreign currency		1,237,424	1,303,028	1,096,544	1,083,647	952,701	1,102,626

Trust deposits	Money trust	13,737,752	11,881,479	17,214,936	15,356,285	20,375,456	19,739,709

	Property trust	25,291,861	22,047,490	16,783,690	26,852,684	5,409,033	12,559,922

Subtotal		39,029,613	33,928,969	33,998,626	42,208,969	25,784,489	32,299,631

Total		164,281,262	162,029,715	153,739,985	165,318,622	94,486,963	147,460,935

2.2.2.    Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	September 30, 2003	December 31, 2002	December 31, 2001

Deposits	117,753	121,137	133,548
Deposits in Won	116,937	120,336	132,320

15

2.2.3.    Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	September 30, 2003	December 31, 2002	December 31, 2001

Deposits	7,531	7,256	7,243
Deposits in Won	7,479	7,208	7,176

2.2.4.    Loan Balances

The following table shows the average balances of our loans for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

	September 30, 2003		December 31, 2002		December 31, 2001

	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance

Loans in Won	120,627,480	124,678,337	105,117,047	116,472,105	53,498,087	94,698,769
Loans in foreign currency	4,180,092	3,832,578	3,228,857	4,417,176	3,924,562	4,174,237
Advances to customers	101,847	120,535	106,380	52,430	244,158	199,831

Subtotal	124,909,419	120,631,450	108,452,284	120,941,711	57,666,807	99,072,837

Trust account loans	536,741	509,530	789,614	575,412	2,194,851	1,117,817

Total	125,446,160	129,140,980	109,241,898	121,517,123	59,861,658	100,190,654

2.2.5.    Loan Balances as of September 30, 2003 by Remaining Years to Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year - less than 3 years	More than 3 years - less than 5 years	More than 5 years	Total

Loans in Won	61,309,521	46,935,406	5,744,289	10,689,121	124,678,337

Loans in foreign currencies	2,431,854	488,000	380,503	532,222	3,832,579

16

2.2.6.    Loan Balances by Uses

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		September 30, 2003	December 31, 2002	December 31, 2001

Loans to enterprise	Loans for operations	37,215,145	35,369,066	29,286,707

	Loans for facility	6,792,781	5,963,631	4,434,447

Loans to households		42,857,247	40,477,483	34,648,918

Loans to public sector & others	Loans for operations	500,892	738,632	730,598

	Loans for equipment	42,155	39,414	57,211

Loans on property formation savings		73,734	95,252	154,069

Loans for housing		37,175,741	33,731,435	25,342,969

Inter-bank loans		16,412	20,941	36,110

Others		4,230	5,449	7,740

Total		124,678,337	116,441,303	94,698,769

2.2.7.    Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won,        %)

	September 30, 2003	December 31, 2002	December 31, 2001

Loans[1] (A)	120,627,480	105,117,047	53,498,087

Deposits[2] (B)	124,014,224	118,644,815	67,749,773

Loan to deposit ratio (A/B)	97.27	88.60	78.96

2.2.8.    Acceptances and Guarantees

(Unit: in millions of Won)

	September 30, 2003	December 31, 2002	December 31, 2001

Determined	794,963	1,031,698	3,521,970

Contingent	1,189,639	1,306,878	1,369,723

Total	1,984,602	2,338,576	4,891,693

2.2.9.    Breakdown of Securities Investment

The following table shows the average balances of our securities for the past three years and ending balances as of indicated dates.

1.	Average balance of loans in each indicated date
2.	Average balance of deposits in each indicated date. The balances include certificate of deposits

17

(Unit: in millions of Won)

		September 30, 2003		December 31, 2002		December 31, 2001

		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance

Securities in Won (Banking account)	Monetary stabilization bonds	4,069,977	5,083,198	2,834,534	3,269,269	3,571,137	3,139,925

	Government and public bonds	5,536,731	6,175,168	4,272,946	5,252,321	4,454,446	4,592,251

	Debentures	12,147,001	8,250,618	13,154,258	12,378,717	11,410,904	14,691,304

	Stocks	1,593,871	854,395	2,146,149	1,661,682	1,309,134	2,154,449

	Others	7,383,192	9,045,467	7,809,012	7,162,134	3,115,803	7,547,153

Subtotal		30,730,772	29,408,846	30,216,899	29,724,123	23,861,424	32,125,082

Securities in Won (Trust account)	Monetary stabilization bonds	901,854	1,220,416	1,309,515	583,379	3,228,021	2,725,071

	Government and public bonds	1,133,579	1,185,062	2,023,503	1,323,195	2,990,549	3,059,777

	Debentures	6,299,382	5,072,127	8,035,960	7,600,794	7,635,765	7,613,829

	Stocks	807,425	743,657	904,921	924,514	672,845	890,151

	Others	3,510,767	2,795,094	3,945,649	3,821,884	4,340,103	3,913,328

Securities in foreign currency (Trust Account)		893,720	803,591	559,964	747,253	118,147	370,415

Subtotal		13,546,727	11,819,947	77,213,310	74,449,265	18,985,430	18,572,571

Securities in foreign currency (Banking account)	Foreign securities	986,319	935,098	945,199	960,749	736,084	909,730

	Off-shore foreign securities	295,358	245,171	320,423	255,878	343,275	382,542

Subtotal		1,281,677	1,180,269	1,265,622	1,216,627	1,079,359	1,292,272

Total		45,559,176	42,409,062	48,262,033	45,941,769	43,926,213	51,989,925

2.2.10.    Trust Account (money trust)

(Unit: in millions of Won)

	September 30, 2003		December 31, 2002		December 31, 2001

	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees

Return-guaranteed trust	606	33,403	1,528	59,530	25,551	-17,147

Performance trust	39,029,007	143,251	33,997,098	241,444	25,758,938	353,890

Total	39,029,613	176,654	33,998,626	300,974	25,784,489	336,743

18

2.2.11.    Credit Card

2.2.11.1.    BC Card

(Unit: in millions of Won unless indicated otherwise)

		September 30, 2003	2002	2001

Number of card holders (Person)	Corporate	54,941	58,090	23,811
	Individual	4,056,222	4,748,427	4,017,950

Number of merchants		325,262	262,619	295,668

Profit	Sales[1]	16,340,878	27,216,500	22,272,700

	Fee revenue[2]	694,559	1,039,710	819,399

2.2.11.2.    Kookmin Card3

(Unit: in millions of Won unless indicated otherwise)

		September 30, 2003	2002	2001

Number of card holders (Person)	Corporate	152,472	153,425	105,600
	Individual	11,052,024	11,638,968	9,605,946

Number of merchants		1,552,983	1,675,176	1,569,103

Profit	Sales[1]	52,143,378	83,860,180	65,382,300

	Fee revenue	1,401,711	155,545	142,700

2.3.    Property, Plants and Equipment

2.3.1.    Branch Network

As of September 30, 2003, we had 1,164 branches and 61 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 43% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China

2.3.2.    Business Property (Land & Buildings)

Our registered office and corporate headquarters are located at 9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea. The book value of all the properties owned by us as of September 30, 2003 is 1,611,342 million Won. In addition to the properties owned by us, we also leased 1,095,163 million Won of properties for our branch space.

1.	Includes credit card receivables and cash advances.
2.	Excludes fee related to Kookmin Credit Card
3.	This is the result of former Kookmin Credit Card.

19

2.3.3.    Automated Banking Machines

We have established an extensive network of automated banking machines, which are installed in branches and in Autobanks (unmanned outlets). These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of September 30, 2003, we had 7,945 ATMs, 1,532 cash dispensers and 767 passbook printers.

2.4.    Other Details Relevant to Investment Decision

2.4.1.    BIS Risk-adjusted Capital Ratios

(Units: in millions of Won,    %)

	September 30, 2003[1]	December 31, 2002	December 31, 2001

Risk-adjusted capital (A)	13,894,299	14,439,313	11,750,856

Risk-weighted assets (B)	129,335,550	138,703,021	114,849,227

BIS ratios (A/B)	10.74	10.41	10.23

2.4.2.    Non-performing Loans2

(Units: in millions of Won unless indicated otherwise)

September 30, 2003		December 31, 2002		Change

Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans

3,800,519	2.77%	2,509,073	1.90%	1,291,446	0.87%p

[1]	Tentative figures
2.	Excluding non-performing loans of former Kookmin Credit Card. Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.4.3. Loan Losses Allowance1

The following table shows the balance of our loan losses allowances as of the dates indicated.

(Units: in millions of Won)

		September 30, 2003	December 31, 2002	December 31, 2001

Loan losses allowance	Domestic	4,514,676	2,365,898	2,255,068

	Overseas	10,764	12,798	16,111

	Total	4,525,440	2,378,696	2,271,179

Write-offs for the Period		1,963,191	1,527,311	1,090,029

1.	Including 1,388,854 million Won of loan losses allowance of former Kookmin Credit Card

20

3.    Financial Information

See 9. Exhibits / 9.1. List of Financial Statements.

21

4.    Principal Accountant Fees and Services

4.1.    Audit & Review Service

Our Financial statements for the third quarter, 2003 have been reviewed by Samil Accounting Corporation, the Korean member firm of PricewaterhouseCoopers. The aggregate audit and review service contract amount for the year 2003 is 980 million Won.

4.2.    Service Other than Audit & Review

The following is a description of non-audit services rendered by our independent auditor for the last three years.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment

September 30 2003	- US GAAP conversion for 2002 - Due Diligence on Kookmin Credit Card - SEC Filing regarding the proposed merger with Kookmin Credit Card	US$3,800 thousand 250 US$30 thousand

2002	- Project for improving the accounting process	690

	- Advisory service for the conversion process in US GAAP	1,450

2001	- Due diligence on the assets and liabilities in connection with the merger	2,400

	- US GAAP conversion for 2000	US$ 2,700 thousand

	- US GAAP conversion for New York Stock Exchange listing of New Kookmin Bank	US$ 7,480 thousand

	- Advisory service for tax in connection with the merger	300

	- US GAAP conversion	US$ 4,950 thousand

22

5.    Corporate Governance and Affiliated Companies

5.1.    Board of Directors

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

■	matters relating to business objectives and performance evaluation;

■	matters relating to amendments of the Articles of Incorporation;

■	matters relating to budget and accounting including salaries of directors and employees;

■	matters relating to major organizational changes such as dissolution, business transfer and merger;

■	matters relating to internal control standards; or

■	other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

■	the Board Steering Committee;

■	the Management Strategy Committee;

■	the Risk Management Committee;

■	the Audit Committee;

■	the Compensation Committee; and

■	the Non Executive Director Nomination Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders. For list of our directors, see 7. Directors, Senior Management and Employees / 7.1. Executive Directors and 7.2. Non-Executive Directors.

5.2.    Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter and as-needed basis.

23

5.3.    Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share.

If the method of written resolution at the general meeting of shareholders is adopted by resolution of the board of directors, at which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice.

If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general meeting of shareholders.

5.4.    Compensation to the Directors

For the 9 months ended September 30, 2003, the aggregate of the remuneration paid by us to 1) the Chairman, President & CEO and our other executive directors and 2) our non-executive directors was 2,483 million Won, 389 million Won, respectively. The following table shows the breakdown of the remuneration.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person

1) Executive Directors	2,483	—	733
2) Non Executive Directors	389	—	36

Total	2,872	8,000	769

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1. Introduction to the Bank / 1.3. Capital Structure / 1.3.4. Stock Option.

5.5.    Affiliated Companies

5.5.1.    List of Affiliates

As of September 30, 2003, we have following affiliates.

■	KB Investment Co., Ltd.

■	KB Investment Trust Management Co., Ltd.

■	KB Real Estate Trust Co., Ltd.

■	KB Credit Information Co., Ltd.

■	Kookmin Data System Corporation

■	Kookmin Futures Co., Ltd.

■	ING Life Korea Ltd.

■	Kookmin Bank Luxemburg. S.A.

■	Kookmin Bank International (London) Ltd.

■	Kookmin Finance Hong Kong Ltd.

24

5.5.2.    Operating Results of Affiliates

(Unit: in millions of Won)

Company name	Closing date	Operating results of the latest fiscal year

		Total Assets	Total Liabilities	Total Equities	Sales	Net Income

KB Investment	December 31, 2002	99,979	26,206	73,773	18,744	33,883

Kookmin Credit Card	December 31, 2002	13,381,247	12,463,020	918,227	3,156,230	260,888

KB Investment Trust Management	March 31, 2003	65,086	17,447	47,639	31,474	13,966

KB Real Estate Trust	December 31, 2002	300,671	212,943	87,728	59,771	8,915

KB Credit Information	December 31, 2002	20,772	6,821	13,951	34,179	3,639

Kookmin Data System Corporation	December 31, 2002	18,290	4,671	13,619	43,290	2,008

Kookmin Futures	March 31, 2003	45,414	20,652	24,762	12,734	2,333

ING Life Korea	March 31, 2003	2,068,192	1,937,761	130,431	1,211,847	78,559

Kookmin Bank Luxemburg	September 30, 2003	445,781	445,732	49	11,031	(6,685)

Kookmin Bank International (London)	September 30, 2003	253,496	205,721	47,775	7,823	363

Kookmin Finance Hong Kong	September 30, 2003	224,841	170,802	54,039	14,196	(4,951)

25

6.    Share Ownership and Stocks

6.1.    Major Shareholders

The following table presents information regarding the beneficial ownership of our shares as of June 17, 2003 (official record date for the Merger with Kookmin Credit Card) by each person known by us to own beneficially more than 5% of our outstanding shares.

Name	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock

The Government of Korea	30,623,761	9.33%

Goldman Sachs[1]	16,831,607	5.13%

The Bank of New York[2]	30,875,235	9.41%

Total	78,330,603	23.87%

6.2.    Market Price Information for the Previous Six Months

6.2.1.    Common Stock Traded in the Korea Stock Exchange

(Unit: in Won, thousands of shares)

		April	May	June	July	August	September

Registered Common Shares	High	35,550	34,200	39,900	42,800	42,950	46,200

	Low	29,150	29,950	35,150	36,400	37,300	37,300

Trading Volume		68,520	48,294	37,642	38,874	25,806	38,017

6.2.2.    American Depositary Shares Traded in the New York Stock Exchange

(Unit: in US$, thousands of shares)

		April	May	June	July	August	September

American Depositary Shares	High	29.13	28.79	33.73	37.40	37.30	39.65

	Low	23.23	24.71	28.70	30.27	31.30	32.43

Trading Volume		7,333	7,981	7,083	7,926	4,145	13,850

1.	In September, Goldman Sachs disposed about 13,000,000 shares, accordingly, ownership of our shares changed to 1.18% as of September 5, 2003.
2.	As depositary bank of American Depositary Shares of Kookmin Bank

26

7.    Directors, Senior Management and Employees

As of September 30, 2003, our board of directors, which consists of 4 executive directors and 12 non-executive directors, has the ultimate responsibility for the management of our affairs.

7.1.    Executive Directors

Our 4 executive directors consist of the chairman, president & CEO, auditor & executive director and one executive director seconded from ING.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below.

Name	Date of Birth	Position	Common Stocks Owned

Sanghoon Kim	03/13/1942	Chairman	—
Jungtae Kim	08/15/1947	President & CEO	66,581
Sungnam Lee	11/11/1947	Auditor & Executive Director	—
Donald H. MacKenzie	12/20/1948	Executive Director & EVP	—

7.2.    Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of September 30, 2003, 12 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned

Moonsoul Chung	03/07/1938	Non-Executive Director	4,041
Richard Elliott Lint	01/04/1946	Non-Executive Director	400
Sunjin Kim	06/08/1942	Non-Executive Director	2,525
Dongsoo Chung	09/24/1945	Non-Executive Director	480
Seoungwoo Nam	05/13/1952	Non-Executive Director	591
Kyunghee Yoon	01/05/1947	Non-Executive Director	—
Sukyoung Cha	06/09/1953	Non-Executive Director	510
Bernard S. Black	11/13/1953	Non-Executive Director	400
Kihong Kim	01/10/1957	Non-Executive Director	570
Eunjoo Park	06/03/1957	Non-Executive Director	510
Cheolsoo Ahn	01/22/1962	Non-Executive Director	510
Kyungbae Suh	01/14/1963	Non-Executive Director	510

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7.3.    Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 11 executive officers as of September 30, 2003:

Name	Date of Birth	Position	Common Shares Owned

Jongkyoo Yoon	10/13/1955	Executive Vice President	3,300
Sungchul Kim	09/10/1951	Executive Vice President	3,498
Youngil Kim	07/06/1953	Executive Vice President	3,327
Kitaek Hong	01/16/1948	Executive Vice President	3,931
Sunghyun Chung	08/10/1947	Executive Vice President	—
Kisup Shin	10/29/1955	Executive Vice President	280
Seongkyu Lee	10/25/1959	Executive Vice President	—
Seeyoung Lee	12/25/1952	Executive Vice President	2
Woojung Lee	07/11/1949	Executive Vice President	—
Jinbaek Chung	10/29/1955	Executive Vice President	—
Bonghwan Cho	03/30/1950	Executive Vice President	14,581

7.4.    Employees1

The following table shows the breakdown of our employees as of September 30, 2003.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the full-time employees	Total Payment for the 9 Months Period	Average Monthly Payment per Person
	Full-time	Contractual	Total

Male	13,284	1,218	14,502	15.68	539,993	4.1

Female	5,005	7,477	12,482	12.33	293,836	2.6

Total	18,289	8,695	26,984	14.66	833,829	3.4

7.5.    Labor Union2

Under Korea Financial Industry Union, we currently have two union chapters following the merger. There are 8,363 members in former Kookmin Bank chapter and 6,951 members in former H&CB chapter.

1.	Excluding employees hired in local branches overseas and employees of former Kookmin Credit Card
2.	Excluding employees of former Kookmin Credit Card

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8.    Related Party Transaction

A number of banking transactions are entered into with related parties in the ordinary course of business. Generally, these transactions include loans, deposits, debt securities and other arms-length transactions relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

8.1.    Transactions with Largest Shareholders and Affiliates

8.1.1.    Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Par Value	Beginning Balance (January 1, 2003)	Increase	Decrease	Ending Balance (September 30, 2003)

KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	79,999	—	—	79,999

KB Investment	Affiliate	Equity Securities of Affiliate	44,708	44,708	—	—	44,708

KB Investment Trust Management	Affiliate	Equity Securities of Affiliate	30,670	30,670	—	—	30,670

Kookmin Futures	Affiliate	Equity Securities of Affiliate	19,996	19,996	—	—	19,996

Kookmin Data System	Affiliate	Equity Securities of Affiliate	7,998	7,998	—	—	7,998

KB Credit Information	Affiliate	Equity Securities of Affiliate	2,520	3,918	—	—	3,918

ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	14,000	—	—	14,000

KOMOCO	Affiliate	Equity Securities of Affiliate	30,000	30,000	—	—	30,000

Total			229,891	229,891	—	—	229,891

1.	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures Kookmin Credit Card, a former major affiliate, was merged into the Bank as of September 30, 2003.

29

8.1.2.    Real Estate Transactions with Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Type	Account	Increase	Decrease	Deposits	Rent Fee

KB Credit Information	Affiliate	Building	Rental Income	—	—	2,804.35	8.11

KB Real Estate Trust	Affiliate	Building	Rental Income	—	—	1,738	—

Kookmin Data System	Affiliate	Building	Rental Income	—	—	879.36	—

Kookmin Futures	Affiliate	Building	Rental Income	—	—	1,363.36	—

Total				—	—	6,785.07	8.11

30

8.2.    Transactions with Shareholders (Other than the Largest Shareholders and Etc.), Directors and Employees.

8.2.1.    Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance	Increase	Decrease	Ending Balance (September 30, 2003)

Kihong Kim	Non executive director	Housing Loan	18	—	18	—

Pulmuone Water Co.	Related party of Non executive director, Seungwoo Nam	General Corporate Loan	2,000	—	—	2,000

		Corporate Overdraft	1,011	1,469	911	1,569

		Loan for Working Capital	1,800	—	—	1,800

		Loan for Purchasing	343	474	157	660

Pulmuone Co.	Related party of Non executive director, Seungwoo Nam	General Corporate Loan	4,000	—	4,000	—

		Purchase Card Loan	3,778	—	3,778	—

		Loan for Facility	—	3,300	—	3,300

		Facility Finance Loan	1,600	—	1,600-	—

		Purchase Card Loan	—	1,721	—	1,721

Pulmouwon Tech co.	Related party of Non executive director, Seungwoo Nam	Note Discount	—	1,234	1,234	—

Food Merce	Related party of Non executive director, Seungwoo Nam	Loan for Purchasing	362	636	—	998

Pulmouwon Healthy Life	Related party of Non executive director, Seungwoo Nam	General Corporate Loan	—	978	—	978

Total			14,912	9,812	11,698	13,026

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8.2.2. Real Estate Transaction

(Unit: in millions of Won)

Name	Relation with Kookmin Bank	Type	Account	Deposits	Rent Fee

Haitai Confectionary & Foods	Related party of Non executive director, Sukyoung Cha	Building	Rental Deposit	150	—
National Pension Corporation	Shareholder	Building	Rental Income	550	—
Pulmuone Life Co.	Related party of Non executive director Seoungwoo Nam	Building	Rental Income	10	0.5
Total				710	0.5

32

9.    Exhibits

9.1.    List of Financial Statements

Page
Kookmin Bank Interim Review Report as of and for the nine-months period ended September 30, 2003 and 2002
■ Non-Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002	4
■ Non-Consolidated Statements of Income for the nine-month period ended September 30, 2003 and 2002	5
■ Non-Consolidated Statements of Cash Flows for the nine-month period ended September 30, 2003	6
■ Notes to Non-Consolidated Financial Statements September 30, 2003	8

33

KOOKMIN BANK

Interim Financial Statements

As of September 30, 2003 and

for the three-month period ended September 30, 2003 and

nine-month periods ended September 30, 2003 and 2002

KOOKMIN BANK

Content

September 30, 2003 and 2002

Page(s)

Independent Accountant’s Report	1–3

Non-Consolidated Financial Statements

Balance Sheets	4

Statements of Operations	5

Statements of Cash Flows	6–7

Notes to Financial Statements	8–56

Report of Independent Accountants

To the Board of Directors and Shareholders of

Kookmin Bank

We have reviewed the accompanying non-consolidated balance sheet of Kookmin Bank (“the Bank”) as of September 30, 2003, the related non-consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2003, and statement of operations for the nine-month period ended September 30, 2002, expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements based on our review. We have not performed a review of the statement of operations of the Bank for the three-month period ended September 30, 2002 presented herein for comparative purposes.

We conducted our review in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards generally accepted in the Republic of Korea.

We previously audited in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet as of December 31, 2002, and the related non-consolidated statement of operations, appropriations of retained earnings, and of cash flows for the year then ended, not presented herein, and in our report dated February 7, 2003, we expressed an unqualified opinion on those non-consolidated financial statements. In our opinion, except for the restatement made pursuant to the provisions under Statement of Korean Financial Accounting Standards No. 6, the balance sheet as of December 31, 2002 provided herein for comparative purposes does not differ, in all material respects, from the balance sheet from which it has been derived.

As discussed in Note 2 to the accompanying non-consolidated financial statements, as of December 2002, the Bank changed the rates for determining the allowances for losses from consumer loans and credit card loans, in anticipation of the increasing risk of loan losses due to the increase in consumer loans and credit card loans, as follows:

Credit Risk Classification	Allowance Rates before Changes	Allowance Rates after Changes
		Consumer	Credit Cards
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

As a result of the above change, the Bank’s allowances for loan losses as of September 30, 2003 are increased by (Won)326,451 million for consumer loans and (Won)381,300 million for credit card loans compared to the amounts that which would have been recorded under the previous rates.

As discussed in Note 33 to the accompanying non-consolidated financial statements, on May 30, 2003, the Bank obtained approval from the Board of Directors to enter into a merger agreement with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary. According to the resolution of the Board of Directors, the Bank merged with the Subsidiary on September 30, 2003. The merger was effected through an exchange of shares with the shareholders of the Subsidiary as of July 24, 2003, besides the Bank, receiving 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The total assets and liabilities of the Subsidiary as of September 30, 2003 are (Won)10,595,409 million and (Won)9,391,897 million, respectively.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Bank sold to Sun Capital Inc., 65.43% of its 85.43% investment in, and (Won)172,024 million of its loans to, Alpha Capital Corp., for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Alpha Capital Corp. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Bank sold its 87.00% investment in Kookmin Investment Trust Management Co., Ltd. to Morgan Stanley Private Equity (the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds) on May 29, 2002 and sold its 88.66% investment in Kookmin Leasing Co., Ltd. to Sun Capital Inc. on December 27, 2002.

As discussed in Note 4 to the accompanying non-consolidated financial statements, KB Investment Co., Ltd., Frontier Investment Co., Ltd., and Kookmin Investment Co., Ltd. were all previously subsidiaries of the Bank. To avoid duplicate investments, KB Investment Co., Ltd. merged with Frontier Investment Co., Ltd. and Kookmin Investment Co., Ltd. on December 31, 2001 and June 27, 2002, respectively.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the operations of the Bank may be directly or indirectly affected by the generally unstable economic conditions, and the impact of the implementation of structural reforms in the Republic of Korea. As of September 30, 2003, the Bank’s total exposure (including debt securities, beneficiary certificates, and loans) to domestic credit card companies and capital companies amount to (Won)3,204,091 million. Currently, securities issued by credit card companies and capital companies, which are experiencing liquidity problems, are not widely traded in the bond market. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

October 15, 2003

This report is effective as of October 15, 2003, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samil Accounting Corporation is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

September 30, 2003 and December 31, 2002

(Unaudited – See Independent Accountant’s Report)

(in millions of Korean Won)
	2003		2002
Assets
Cash and due from banks (Note 3)	(Won)	7,576,865	(Won)	4,599,356
Securities (Note 4)		30,589,115		30,940,750
Loans (Notes 5 and 6)		139,216,049		126,730,561
Fixed assets (Note 7)		3,069,436		3,092,616
Other assets (Note 8)		9,738,610		6,135,558

Total assets	(Won)	190,190,075	(Won)	171,498,841

Liabilities and Shareholders’ Equity
Deposits (Note 9)	(Won)	128,100,746	(Won)	123,109,653
Borrowings (Note 10)		14,152,348		10,690,754
Debentures (Note 11)		22,113,191		17,539,007
Other liabilities (Note 14)		15,715,943		9,784,798

Total liabilities		180,082,228		161,124,212

Commitments and Contingencies (Notes 15 and 17)
Common stock (5,000 Won par value, authorized 1 billion shares, and 336,379,116 shares outstanding in 2003) (Notes 1 and 18)		1,681,896		1,641,293
Capital surplus (Note 19)		6,233,045		5,864,752
Retained earnings (Note 20)		2,033,159		2,742,335
Capital adjustments (Note 21)		159,747		126,249

Total shareholders’ equity		10,107,847		10,374,629

Total liabilities and shareholders’ equity	(Won)	190,190,075	(Won)	171,498,841

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months and nine months ended September 30, 2003 and 2002

Unaudited – See Independent Accountant’s Report)

(in millions of Korean Won, except per share amounts)
	Three-month period				Nine-month period
	2003		2002		2003		2002
			(not reviewed)
Interest income
Interest on due from banks	(Won)	2,630	(Won)	11,656	(Won)	7,797	(Won)	39,314
Interest on trading securities		33,698		24,353		85,516		73,560
Interest on available-for-sale securities		227,041		136,885		571,510		442,571
Interest on held-to-maturity securities		160,623		194,008		524,120		634,260
Interest on loans		2,424,887		2,334,540		7,216,208		6,817,728
Other interest income		23,487		22,632		72,869		80,222

		2,872,366		2,724,074		8,478,020		8,087,655

Interest expenses
Interest on deposits		1,074,935		1,196,131		3,257,955		3,581,922
Interest on borrowings		93,446		95,376		307,758		306,297
Interest on debentures		257,024		217,401		821,045		578,277
Other interest expenses		18,141		14,768		50,863		49,507

		1,443,546		1,523,676		4,437,621		4,516,003

Net interest income		1,428,820		1,200,398		4,040,399		3,571,652
Provision for loan losses (Note 6)		965,517		337,860		2,651,281		946,200

Net interest income after provision for loan losses		463,303		862,538		1,389,118		2,625,452

Non-interest income
Fees & commission income		339,278		335,028		1,021,107		1,013,260
Dividends on trading securities		119		71		1,633		1,123
Dividends on available-for-sale securities		253		378		5,541		18,832
Gain on foreign currency transactions		35,177		68,940		201,103		142,416
Gain on derivatives transactions (Note 16)		485,198		537,473		1,802,395		1,297,454
Others (Note 22)		659,108		198,944		946,633		1,041,069

		1,519,133		1,140,834		3,978,412		3,514,154

Non-interest expenses
Fees and commission expenses		53,966		82,065		146,344		254,248
General and administrative expenses (Note 23)		646,023		681,928		1,856,802		1,773,528
Loss on foreign currency transactions		44,988		17,797		174,004		182,178
Loss on derivatives transactions (Note 16)		486,063		441,130		1,767,507		1,134,410
Others (Note 22)		569,392		248,325		944,481		800,811

		1,800,432		1,471,245		4,889,138		4,145,175

Operating income (loss)		182,004		532,127		478,392		1,994,431
Non-operating income (expenses), net (Note 24)		(880,416)		(7,213)		(1,215,128)		191,733

Net income (loss) before income tax expense		(698,412)		524,914		(736,736)		2,186,164

Income tax expense (benefit) (Note 25)		(356,971)		176,070		(354,627)		673,296

Net income (loss)	(Won)	(341,441)	(Won)	348,844	(Won)	(382,109)	(Won)	1,512,868

Basic earnings (loss) per share (In Korean Won) (Note 26)	(Won)	(1,050)	(Won)	1,101	(Won)	(1,175)	(Won)	4,624

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASHFLOWS

For the three months and nine months ended September 30, 2003

Unaudited – See Independent Accountant’s Report)

(in millions of Korean Won)	2003
	Three-month period		Nine-month period
Cash flows from operating activities
Net loss	(Won)	(341,441)	(Won)	(382,109)

Adjustments to reconcile net loss to net cash provided by operating activities
Realized gain on trading securities, net		(10,399)		(64,005)
Unrealized gain on trading securities, net		(25,805)		(71,324)
Provision for loan losses due to merger		1,652,264		1,652,264
Loss (gain) on foreign currency transactions, net		9,811		(27,099)
Provision for loan losses		965,517		2,651,281
Reversal of losses from guarantees and acceptances		(122,940)		(194)
Gain on derivatives transactions, net		865		(34,888)
Gain on valuation of derivatives, net		(35,755)		(39,633)
Gain on fair value hedged items		(14,405)		(6,329)
Retirement benefits		24,371		70,361
Depreciation and amortization		117,430		328,342
Loss on disposal of fixed assets, net		(378)		33,175
Realized gain on available-for-sale securities, net		(199,476)		(280,640)
Impairment on available-for-sale securities, net		34,965		68,226
Realized gain on held-to-maturity securities		(953)		(2,221)
Unrealized gain on investment in associates, net		(588,380)		(238,738)
Loss on sale of loans, net		—		1,633
Others, net		(5,658)		(18,474)
Changes in assets and liabilities resulting from operations
Accrued income		(143,020)		(118,636)
Prepaid expenses		(196,205)		(225,370)
Deferred tax assets		(191,059)		(340,985)
Other assets		(165)		3,002
Accrued expenses		(49,707)		(224,215)
Unearned income		(17,496)		(26,658)
Withholding taxes		(9,532)		2,682
Other liabilities		42,987		318,544
Retirement benefits		(3,686)		(10,909)
Accounts payable		—		384
Account for agency business		(20,572)		(31,324)
Deferred tax liabilities		—		(17,298)
Stock compensation expense (reversal)		736		(1,947)

Net cash provided by operating activities		871,914		2,966,898

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASHFLOWS

For the three months and nine months ended September 30, 2003

Unaudited – See Independent Accountant’s Report)

(in millions of Korean Won)	2003
	Three-month period		Nine-month period
Cash flows from investing activities
Increase in due from banks	(Won)	(1,388,617)	(Won)	(2,088,361)
Decrease in trading securities		931,748		1,808,666
Decrease in available-for-sale securities		3,431,662		839,688
Increase in loans granted, net		(3,690,657)		(10,432,242)
Proceeds from disposal of fixed assets		13,640		143,382
Acquisition of fixed assets		(78,586)		(248,530)
Acquisition of intangible assets		(55)		(396)
Proceeds from disposal of foreclosed assets		205		338
Acquisition of foreclosed assets		(165)		—
Increase in guarantee deposits		(1,270)		(22,316)
Increase in other accounts receivable		(1,210,148)		(2,902,319)
Increase in payments in advance		(10,838)		(38,521)
Decrease in derivatives assets, net		50,073		114,609
(Payments for) collection of domestic exchange receivables		(52,541)		712,147
Collection of loans to trust accounts		1,135		37,883

Net cash used in investing activities		(2,004,414)		(12,075,972)

Cash flows from financing activities
Increase in deposits, net		404,390		4,996,889
(Decrease) increase in borrowings, net		(1,636,620)		1,000,842
Increase (decrease) in debentures, net		135,781		(357,977)
Increase in borrowings from trust accounts		1,363,680		2,098,229
Decrease in dividend payable		(3)		(325,235)
Increase in other accounts payable		922,429		2,458,625
(Decrease) increase in advances received from customers		(799,923)		369,692
(Decrease) increase in guarantee deposits received		(569)		(7,798)
(Decrease) increase in domestic exchange payables		(114,596)		(305,948)
Increase in liabilities incurred by agency relationships		109,503		59,424
Stock options exercised		—		(35)
Acquisition of treasury stock		(29,094)		(29,094)
Sale of treasury stock				50

Net cash provided by financing activities		354,978		9,957,664

Net increase (decrease) in cash and cash equivalents		(777,522)		848,590

Cash and cash equivalents, beginning of the period (Note 34)		4,726,693		3,100,581
Increase due to merger		33,343		33,343

Cash and cash equivalents, end of the period (Note 34)	(Won)	3,982,514	(Won)	3,982,514

The accompanying notes are an integral part of these non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

1. The Bank

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. Also, the Bank completed the legal consolidation with H&CB as of October 31, 2001 (Note 32) and merged with Kookmin Credit Card Co., Ltd. (the “Subsidiary”, its majority-owned subsidiary, on September 30, 2003 (Note 33).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange as of November 9, 2001. As of September 30, 2003, the Bank’s paid-in capital amounts to (Won)1,681,896 million and 35,729,664 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADSs”).

The Bank engages in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,255 domestic branches and offices (excluding ATMs) and three overseas branches as of September 30, 2003.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with financial accounting standards generally accepted in the Republic of Korea. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices.

The preparation of the non-consolidated financial statements in conformity with financial accounting standards requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may be different from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Bank’s non-consolidated interim financial statements were prepared in accordance with financial accounting standards generally accepted in the Republic of Korea and Statements of Korean Financial Accounting Standards No. 2 through No. 9, in effect for the fiscal periods beginning after December 31, 2002.

The significant accounting policies adopted by the Bank in the preparation of its interim financial statements are identical to the accounting policies followed by the Bank in the preparation of its annual financial statements for the year ended December 31, 2002, except for the classification of securities. The statements of cash flows for the three months and nine months ended September 30, 2002 are not presented pursuant to the transition provision of Statement of Korean Financial Accounting Standards No. 2.

The financial statements of prior periods, presented herein for comparative purposes, were reclassified in accordance with Korean Financial Accounting Standards applicable to the Bank as of September 30, 2003. Such reclassification does not affect either prior year net income or net assets.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. As of September 30, 2003, the Bank has non-accrual loans and securities of (Won)10,681,874 million and (Won)380,497 million, respectively, with related foregone interest of (Won)665,046 million and (Won)191,727 million, respectively. However, loan balance of Kookmin Credit Card Co., Ltd. was not included in the above amount.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates announced by Seoul Money Brokerage Services, Ltd. (September 30, 2003, USD 1:(Won)1,150.2) at the balance sheet date. The resulting exchange gains or losses are reflected in other operating income or expenses.

Allowances for Loan Losses

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine the allowances for loan losses. Effective as of January 1, 2002, the classification of corporate borrowers was changed from 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D) to 12 credit risk categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D). The credit risk classification under the FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification:

Credit Risk Classification	Credit Ratings before Changes	Credit Ratings after Changes	Allowance Rates
Normal	AAA ~ B	AAA ~ B	0.5%
Precautionary	CCC	B-, CCC	2%
Sub-standard	CC	CC	20%
Doubtful	C	C	50%
Estimated loss	D	D	100%

However, the Bank does not apply the FLC to small-sized corporate loans, consumer loans, and credit card loans. Alternatively, the bank classifies such loans by considering the current financial status including delinquent number of days, bankruptcies and collateral value. As of December 2002, the rates used for determining the allowances for losses from corporate loans, consumer loans, and credit card loans were changed as follows:

Credit Risk Classification	Allowance Rates before Changes	Allowance Rates after Changes
		Corporate	Consumer	Credit Cards
Normal	0.50%	0.50%	0.75%	1.00%
Precautionary	2.00%	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%	20.00%
Doubtful	50.00%	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%	100.00%

As a result of the above change, the Bank’s allowances for loan losses as of September 30, 2003 are increased by (Won)326,451 million for consumer loans and (Won)381,300 million for credit card loans compared to the amounts which would have been recorded under the previous rates.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Present Value Discounts

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the Bank applies the interest rate as of the inception of the loans, except for the interest rate of variable rate loans and extended maturity loans, which are adjusted to reflect the interest rate as of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as provision for loan losses of the current period. These present value discounts are amortized using the effective interest method and are recognized as other interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

The Bank recorded (Won)13,940 million of present value discounts as of September 30, 2003 on long-term deposits placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), a subsidiary of the Bank sold in December 1999 (See Note 3). The receivables from the disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, and which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity, and which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Trading and available-for-sale securities are carried at fair value, except for non-marketable equity securities classified as available-for-sale securities, which are carried at cost. Trading and available-for-sale debt securities are carried at fair value as provided by private bond pricing institutions.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as capital adjustments, the accumulated amount of which shall be charged to operations when the related securities are sold or when an impairment loss on the securities is recognized.

Held-to-maturity securities are generally carried at amortized cost. Premiums and discounts on debt securities are amortized over the maturity period using the effective interest method.

Impairment losses are recognized in current operations when the recoverable amounts are less than the acquisition cost of equity securities or amortized cost of debt securities.

Investments in Associates

Investments in associates, over which the Bank exercises significant control or influence, are accounted for under the equity method. Under the equity method, the Bank records changes in its proportionate ownership of the associate in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investment in associate.

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Bank’s initial proportionate ownership of the net book value of the associate are amortized or accreted using the reasonable method and are charged to current operations.

Gains and losses recorded by the Bank from inter-company transactions with associates are fully eliminated. Gains and losses recorded by the associates from these transactions are proportionately eliminated, based on the Bank’s percentage of ownership.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Fixed Assets and Related Depreciation

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with the Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4-5 years
Equipment and vehicles	Declining balance method	4-5 years

Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses as incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded where the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives and are presented in the financial statements net of accumulated amortization:

Intangible Asset	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Development costs	Straight-line method	5 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	7-30 years

The Bank estimated the useful life of endowment assets that are beneficial upon usage, classified under other intangible assets, as 30 years based on the term of the contract.

The Bank recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired.

Development costs directly related to new technology or new products (including costs related to software development) are capitalized as intangible assets to the extent that the estimated future benefits are probable.

The Bank adjusts the book value of a fixed asset to its recoverable amount and recognizes the difference as an impairment loss when the recoverable amount is significantly below the book value due to obsolescence or decline in market value. The subsequent increase in recoverable amount in excess of the book value is recognized, to the extent of the pre-impairment book value, as reversal of fixed asset impairment losses.

Stock Issuance Costs and Debenture Issuance Costs

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity period of the debentures using the effective interest method.

Accrued Retirement Benefits-

Employees and directors with more than one year of service as of June 30, 2003 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, and contributions to the National Pension Fund, as contra accounts of accrued retirement benefits.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Guarantees and Acceptances

The Bank applies the credit risk classification used for loans to outstanding guarantees and acceptances, and provides allowances for losses of 20%, 50% and 100% of the outstanding guarantees and acceptances classified as sub-standard, doubtful, and estimated loss, respectively.

Deferred Income Taxes

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Bonds under Repurchase/Resale Agreements

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements. Interest from bonds purchased under resale agreements and bonds sold under repurchase agreements are recognized as interest income on loans and interest expense on borrowings, respectively.

Derivatives Instruments

Derivative instruments for trading or hedging purpose are recorded at fair value and resulting unrealized gains and losses are recognized in current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recognized in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Stock Options

The Bank applies the intrinsic value method, as it expects the settlement of stock options in cash. Accordingly, the Bank recognizes the compensation cost, which is the difference between the exercise price and the stock price as of the balance sheet date, by allocating the amount over the contracted service period ( Note 13).

National Housing Fund

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Gains and Losses on Trust Management

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses are incurred in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. There were no compensations paid for the nine-month period ended September 30, 2003.

Translation of the Foreign Currency Financial Statements of Foreign Entities

Accounting records of the overseas branches are maintained in the foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of September 30, 2003.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are large.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

3. Cash and Due from Banks

Cash and due from banks as of September 30, 2003 and December 31, 2002 are summarized as follows (in millions of Won):

		2003		2002
Cash on hand
Cash in Won		(Won)	3,040,602	(Won)	2,392,346
Cash in foreign currencies			208,123		186,780

			3,248,725		2,579,126

Due from banks in Won
The Bank of Korea	Reserve deposits in the Bank of Korea		3,424,674		1,340,482

Other banks	Time deposits		21,346		41,192
	Reserve deposits in other banks		79		392
	Certificates of deposits		13,343		—

			34,768		41,584

Other financial institutions	Deposits at Mutual Savings & Finance Co., Ltd.		140,000		140,000

Others	Futures margin accounts		748		1,336
	Market participation margin		454		458
	Other deposits		—		8,319

			1,202		10,113

			3,600,644		1,532,179
	Present value discounts1*		(13,940)		(21,156)

			3,586,704		1,511,023

Due from banks in foreign currencies
The Bank of Korea	Demand deposits		35,409		25,677

Other banks	Demand deposits		52,971		104,073
	Time deposits		4,601		15,193

			57,572		119,266

Off-shore	Demand deposits		643,624		359,200

Others	Other deposits		4,831		5,064

			741,436		509,207

		(Won)	7,576,865	(Won)	4,599,356

1*	Present value discounts are recorded in relation to the (Won)140,000 million of time deposits (1% interest, five-year maturity at the point of deposit, uncallable for five years) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.).

The maturities of the due from banks as of September 30, 2003 are as follows (in millions of Won):

	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	3,459,298	(Won)	622,275	(Won)	4,081,573
Due after 3 months through 6 months		—		119,161		119,161
Due after 6 months through 1 year		154		—		154
Due after 1 year through 2 years		50,000		—		50,000
Due after 2 years through 3 years		90,000		—		90,000
Due after 5 years		1,192		—		1,192

	(Won)	3,600,644	(Won)	741,436	(Won)	4,342,080

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

4. Securities

Trading securities as of September 30, 2003 are as follows (in millions of Won):

	Amortized Cost		Fair value
Equity securities	(Won)	87,657	(Won)	90,361
Beneficiary certificates		1,587,026		1,646,212
Government and municipal bonds		707,071		713,258
Corporate bonds		1,124,913		1,127,664
Asset-backed securities		425,645		426,141

	(Won)	3,932,312	(Won)	4,003,636

Investment securities as of September 30, 2003 are as follows (in millions of Won):

	Amortized Cost/ Acquisition Cost		Unrealized gain		Unrealized loss		Fair value
Available-for-sale
Equity securities	(Won)	446,437	(Won)	27,280	(Won)	(21,072)	(Won)	452,645
Investment in funds		25,958		1,827		—		27,785
Beneficiary certificates		7,217,520		152,041		—		7,369,561
Government and municipal bonds		3,004,758		51,777		(1,672)		3,054,863
Foreign government debt securities		11,406		2,556		—		13,962
Corporate bonds		8,492,389		101,493		(3,106)		8,590,776
Asset-backed securities		518,738		20,228		—		538,966
Other debt securities		86		—		—		86

		19,717,292		357,202		(25,850)		20,048,644

Held-to-maturity
Government and municipal bonds1*		2,410,646		141,062		(64)		2,551,644
Corporate bonds		3,334,502		120,212		(1,858)		3,452,856
Asset-backed securities		346,282		7,281		—		353,563
Other debt securities		1,835		—		—		1,835

		6,093,265		268,555		(1,922)		6,359,898

	(Won)	25,810,557	(Won)	625,757	(Won)	(27,772)	(Won)	26,408,542

1*	The government and municipal bonds included in held-to-maturity securities are under lending agreements with two companies, including Halla Construction, amounting to (Won)70,293 million.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

As of September 30, 2003, investments in associates are as follows (in millions of Won):

Issuer	Owner- ship (%)	Acquisition Cost		Beginning Balance[7]*		Unrealized Gains (Losses) 10*						Balance Sheet Amount[9]*
						NI [8]*		R/E. [8]*		C/A [8]*
Domestic associates
KB Investment Co., Ltd.[1]*	99.89	(Won)	155,311	(Won)	67,289	(Won)	4,969	(Won)	(2,334)	(Won)	10,893	(Won)	80,817
Kookmin Data System Co., Ltd	99.98		7,998		13,616		183		—		—		13,799
Kookmin Futures Co., Ltd.	99.98		19,996		24,092		1,120		—		—		25,212
KLB Securities Co., Ltd.[2]*	36.41		10,316		—		—		—		—		—
KB Investment Trust Mgt. Co., Ltd.[3]*	80.00		39,015		36,667		6,068		—		48		42,783
Jooeun Industrial Co., Ltd.[2]*	99.99		23,994		—		—		—		—		—
KB Real Estate Trust Co., Ltd.[4]*	99.99		76,103		87,727		6,487		(336)		336		94,214
KB Credit Information Co., Ltd.[5]*	66.34		8,443		9,107		1,745		—		—		10,852
ING Life Korea Co., Ltd.[6]*	20.00		21,769		21,613		16,366		—		(3)		37,976
Korea Mortgage Co., Ltd.	26.67		30,629		33,566		907		—		(206)		34,267

			393,574		293,677		37,845		(2,670)		11,068		339,920

Overseas associates
Kookmin Bank Int’l, Ltd. (London)	100.00		38,500		47,424		307		—		—		47,731
Kookmin Bank Luxembourg S.A.[2]*	100.00		22,004		5,406		(5,406)		—		—		—
Kookmin Singapore, Ltd..2*	100.00		12,123		1,997		—		—		—		1,997
Kookmin Finance Asia, Ltd. (HK) [2]*	100.00		8,403		268		6		—		—		274
Kookmin Finance HK, Ltd.	100.00		24,008		58,863		(5,215)		—		—		53,648

			105,038		113,958		(10,308)		—		—		103,650

		(Won)	498,612	(Won)	407,635	(Won)	27,537	(Won)	(2,670)	(Won)	11,068	(Won)	443,570

1*	KB Investment Co., Ltd. merged with Frontier Investment Corp. and Kookmin Investment Co., Ltd., on December 31, 2001 and June 27, 2002, respectively.
2*	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Singapore (Merchant Bank), Ltd. and Kookmin Finance Asia, Ltd. (HK) are in the process of liquidation and during the current period, Kookmin Bank Luxembourg S..A. has been excluded from the application of the equity method accounting. Accordingly, the Bank did not recognize losses from these investments amounting to (Won)37,755 million, for the nine month period ended September 30, 2003.
3*	The company changed its name from Jooeun Investment Management Co., Ltd. to KB Investment Trust Management Co., Ltd., effective as of June 10, 2002.
4*	Jooeun Real Estate Trust Co., Ltd. changed its name to KB Real Estate Trust Co., Ltd., effective as of September 16, 2002.
5*	Jooeun Credit Information Co., Ltd. merged with KM Credit Information Co., Ltd., effective as of May 2, 2002 and changed its name to KB Credit Information Co., Ltd.
6*	The Bank applied the equity method based on the amended financial statements of ING Life Korea Co., Ltd. after recording (Won)25,122 million of income taxes.
7*	The beginning balance is adjusted by dividends and changes in foreign exchange rate from the prior year’s book value.
8*	NI : Net Income, R/E : Retained Earnings, C/A : Capital Adjustments
9*	The balance sheet amount is recorded using the unaudited monthly closing information of related parties as of September 30, 2003.
10*	The bank merged with Kookmin Credit Card Co., Ltd. on September 30, 2003. As a result, unrealized gain on investment in associates amounting to (Won)211,201 million in net income and (Won)677 million in capital adjustments are excluded from the presentation above.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Impairment losses on investment securities for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

	Issuer	Amortized Cost/ Acquisition Cost		Impairment Loss		Book Value
Equity Securities

Marketable	KP Chemical Co., Ltd.	(Won)	20,466	(Won)	12,615	(Won)	7,851
	Saehan Industries, Inc.		4,955		1,685		3,270
	Namkwang Engineering & Construction		2,797		1,370		1,427
	Shinwon Corp.		662		490		172
	Boo Hung Co., Ltd.		254		194		60
	Huneed Technologies		7		5		2
	Namsun Aluminum Co., Ltd.		507		184		323
	Hyundae Metal Co., Ltd. (preferred stock)		60		21		39
	Hanchang		6		5		1
	C&H Capital		3,867		662		3,205
	Digital Camp Co., Ltd.		521		358		163
	Kang Lim Co., Ltd.		77		54		23
	Seo Han Co., Ltd.		115		41		74
	Ssangyong Engineering & Construction Co., Ltd.		140		19		121

			34,434		17,703		16,731

Non-marketable	Daewoo Electronics Corp.		9,862		2,752		7,110
	Integra Telecom. Co., Ltd.		2,000		2,000		—
	Mybi Co., Ltd.		1,200		840		360
	A-Cash Inc.		1,275		835		440
	Mondex Korea Co., Ltd.		1,100		1,100		—
	Bogo Tech Co., Ltd.		1,354		945		409
	Korea Aerospace Industries, Ltd.		2,179		739		1,440
	Vcash Co., Ltd.		755		403		352
	Space Technology Co., Ltd		625		598		27
	Lemarco Co., Ltd.		500		484		16
	Daerim Corporation (preferred stock)		526		382		144
	Yalge Network, Inc.		500		198		302
	DiS, Inc.		500		195		305
	Korea Virtual Payment Co., Ltd.		400		228		172
	Daeyu System		300		300		—
	CCKvan.Co., Ltd.		250		250		—
	PointPark Co., Ltd.		200		171		29
	NeoBill Co., Ltd.		60		33		27
	Korea Asset Investment Co., Ltd.		32		24		8
	The Korea Economic Daily Co., Ltd.		59		20		39
	Coramdeo Credit Information Co., Ltd.		200		200		—
	Busan Environment Development Co., Ltd.		10		10		—
	Asia Finance and Investment Corp.		1,129		41		1,088
	Baring Communications		2,441		103		2,338

			27,457		12,851		14,606

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

	Issuer	Amortized Cost/ Acquisition Cost		Impairment Loss		Book Value
Investment in funds	Kookmin securitization		4		4		—

Beneficiary certificates	Hyundai Clean MMF		2,505		1,753		752
	New Power Private Placement Bonds		502		173		329
	Hyundai New MMF 2-12		291		196		95
	Seoul Crystal New MMF E-1		545		324		221

			3,843		2,446		1,397

			65,738		33,004		32,734

Debt securities
Debt securities denominated in Korean Won	SK Networks		48,815		33,770		15,045
	Hynix Semiconductor Inc.		24		17		7
	Kookmin 3rd securitization 1-6		6,500		6,500		—
	Kookmin 4th securitization 1-7		6,020		2,815		3,205

			61,359		43,102		18,257

Debt securities denominated in foreign currencies	Southern Petro Chemical Industry		3,364		2,501		863
	Berjaya Group Cap (Cayman)		1,828		87		1,741
	China Const. Holdings		1,003		615		388
	NK Telecom		12		12		—
	Tuntex		604		138		466
	Jindo Hong Kong, Ltd.		26		15		11
	Shin Ho Paper Mfg. Co., Ltd.		1,716		95		1,621
	Daewoo Telecom Co., Ltd.		315		114		201

			8,868		3,577		5,291

			70,227		46,679		23,548

		(Won)	135,965	(Won)	79,683	(Won)	56,282

For the nine-month period ended September 30, 2003, the recovery of impairment losses on available-for-sale securities comprise (Won)6,093 million related to the Kookmin SPEs and (Won)5,364 million related to the investments in Kukdong Engineering & Construction.

The maturities of the available-for-sale and held-to-maturity debt securities as of September 30, 2003 are summarized as follows (in millions of Won):

	Available-for-sale				Held-to-maturity
Maturities	Amortized Cost		Fair Value		Amortized Cost		Fair Value
Due in 1 year or less	(Won)	10,323,157	(Won)	10,507,701	(Won)	1,004,940	(Won)	1,018,634
Due after 1 year through 5 years		8,433,611		8,556,705		4,837,085		5,058,098
Due after 5 years through 10 years		476,515		491,862		251,240		283,166
Thereafter		11,614		11,946		—		—

	(Won)	19,244,897	(Won)	19,568,214	(Won)	6,093,265	(Won)	6,359,898

For the nine-month period ended September 30, 2003, total interest income on securities amounts to (Won)1,181,146 million.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Non-marketable equity securities classified as available-for-sale securities, as of September 30, 2003 are as follows (in millions of Won):

Issuer	Acquisition Cost		Net Asset Value 1*		Balance Sheet Amount
Korea Housing Guarantee Co., Ltd.	(Won)	68,648	(Won)	119,991	(Won)	68,648
Dongbu Electronics Co., Ltd.		30,000		9,436		30,000
Mastercard, Inc.		11,118		5,558		11,118
Asia Credit		11,502		10,528		9,478
The Korea Securities Finance Corp.		8,160		11,003		8,160
Korea Asset Management Corp.		7,827		12,436		7,827
Samsung Life Insurance Co., Ltd.		7,479		9,678		7,479
Daewoo Electronics Corp.		9,862		7,293		7,110
Korea Highway Corp.		6,248		5,892		6,248
Daewoo Motor Co., Ltd.		5,633		12,170		5,633
Bc Card Co., Ltd.		5,738		7,497		5,738
E Mirae Asset Securities Co., Ltd.		5,000		8,302		5,000
Hanwha Investment Trust Management Co., Ltd.		3,487		3,503		3,487
Korea Vilene Co., Ltd.		3,000		3,662		3,000
Hyundai Home Shopping Network Corp.		2,680		915		2,680
National Information & Credit Evaluation, Inc.		2,668		4,209		2,668
Nanjing Kumho Tire Co., Ltd.		2,447		2,447		2,447
Baring Communication		4,716		2,338		2,338
Korea Digital Satellite Broadcasting Co., Ltd.		2,157		815		2,157
Kyobo Investment Trust Management Co., Ltd.		2,100		3,417		2,100
Pan Asia Paper		3,371		2,118		2,118
Others		87,880		49,038		38,979

	(Won)	291,721	(Won)	292,246	(Won)	234,413

1*	Net asset value is calculated using the monthly closing information of investees as of September 30, 2003 if possible, otherwise the most recent financial information is used.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Investment securities risk concentrations as of September 30, 2003 are as follows (in millions of Won):

	Amount		Ratio (%)
By Country
Korea	(Won)	30,127,302	98.49
USA		121,912	0.40
UK		53,265	0.17
Philippines		40,953	0.13
Luxembourg		28,780	0.09
Indonesia		20,073	0.07
India		16,057	0.05
Mexico		13,962	0.05
Hong Kong and China		61,930	0.20
Cayman Islands		47,747	0.16
Australia		17,195	0.06
Others		39,939	0.13

	(Won)	30,589,115	100.00

By Type
Fixed rate bonds	(Won)	17,188,527	56.20
Floating rate bonds		2,377,695	7.77
Subordinated bonds		741,574	2.42
Convertible bonds		143,827	0.47
Beneficiary certificates		9,015,773	29.47
Equity securities		986,576	3.23
Others		135,143	0.44

	(Won)	30,589,115	100.00

By Industry
Government and municipalities	(Won)	10,832,304	35.41
Financial institutions		18,181,038	59.44
Manufacturing industries		1,103,628	3.61
Others		472,145	1.54

	(Won)	30,589,115	100.00

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

5. Loans

Loans as of September 30, 2003 and December 31, 2002 are summarized as follows (in millions of Won):

Account	Detailed Account	2003		2002
Loans in Won
Corporate loans	Operation loans
	General operation loans	(Won)	30,045,497	(Won)	28,904,621
	Notes discounted		1,591,684		1,851,133
	Overdraft accounts		711,127		568,702
	Trading notes		900,420		814,759
	Other operation loans		3,966,417		3,229,851

			37,215,145		35,369,066

	Facility loans
	General facility loans		5,559,135		4,676,506
	Other facility loans		1,233,646		1,287,125

			6,792,781		5,963,631

			44,007,926		41,332,697

Consumer loans	General consumer loans		41,903,822		39,713,543
	Consumer housing loans		37,175,741		33,731,435
	Remunerations on mutual installment savings		264,073		131,768
	Other consumer loans		689,352		632,172

			80,032,988		74,208,918

Public loans	Public operation loans		500,892		738,632
	Public facility loans		42,155		39,414

			543,047		778,046

Other loans	Property formation loans		73,734		95,252
	Inter-bank loans		16,412		20,941
	Others		4,230		5,449

			94,376		121,642

			124,678,337		116,441,303

Loans in foreign currencies	Domestic funding loans		1,144,661		1,052,800
	Overseas funding loans		821,077		933,010
	Inter-bank loans		666,482		1,094,119
	Domestic usance bills		1,198,775		1,334,006
	Government funding loans		1,584		3,241

			3,832,579		4,417,176

Call Loans	In Won		1,226,400		33,600
	In foreign currencies		154,242		248,857
	Inter-bank reconciliation funds		—		89,287

			1,380,642		371,744

Privately placed debentures			1,490,191		1,276,080

Other loans			12,385,186		6,633,396

Allowances for loan losses (Note 6)			(4,525,440)		(2,378,696)

Present value discounts			(25,446)		(30,442)

		(Won)	139,216,049	(Won)	126,730,561

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

As of September 30, 2003, restructured loans due to workout plans or other similar restructuring programs are as follows (in millions of Won):

	Period	Balances Before Restructuring		Exemption [1]*		Equity Conversion		CB Conversion		Restructured Amount		Present Value Discounts
Workout	1- 6	(Won)	127,500	(Won)	—	(Won)	3,408	(Won)	—	(Won)	124,092	(Won)	7,111
Court receivership	5-10		30,622		154		5,162		—		25,306		5,524
Court mediation	5- 6		16,542		—		—		—		16,542		279
Others	2 -7		551,530		353,257		516		2,706		195,051		12,532

		(Won)	726,194	(Won)	353,411	(Won)	9,086	(Won)	2,706	(Won)	360,991	(Won)	25,446

1*	The Bank wrote off (Won)234,714 million of loans to SK Networks, (formerly called SK Global) in expectation of a cash buy out restructuring. In addition, the Bank provided an allowance amounting to (Won)2,047 million for the remaining loan balance of (Won)118,543 million as of September 30, 2003.

The loans, or portions thereof, that are approved for debt restructuring by issuance or grants of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of the equity interest is adjusted in the related allowance for loan losses.

The maturities of loans as of September 30, 2003 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately Placed Debentures		Others		Total
Due in 3 months or less	(Won)	18,635,944	(Won)	1,401,574	(Won)	495,957	(Won)	6,736,300	(Won)	1,380,642	(Won)	103,224	(Won)	748,426	(Won)	29,502,067
Due after 3 months through 6 months		14,070,032		636,919		51,687		1,025,943		—		176,568		38		15,961,187
Due after 6 months through 1 year		28,603,545		393,361		5,405		1,477,158		—		353,334		57		30,832,860
Due after 1 year through 2 years		26,991,676		187,445		6,950		891,999		—		236,782		6,311		28,321,163
Due after 2 years through 3 years		19,943,730		300,555		6,369		466,584		—		309,425		—		21,026,663
Due after 3 years through 4 years		2,828,070		238,208		2,973		28,987		—		310,082		—		3,408,320
Due after 4 years through 5 years		2,916,219		142,295		—		398,980		—		776		—		3,458,270
Thereafter		10,689,121		532,222		—		4,260		—		—		30,802		11,256,405

	(Won)	124,678,337	(Won)	3,832,579	(Won)	569,341	(Won)	11,030,211	(Won)	1,380,642	(Won)	1,490,191	(Won)	785,634	(Won)	143,766,935

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Loan risk concentrations as of September 30, 2003 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
By Country
Korea	(Won)	124,678,337	(Won)	3,182,723	(Won)	15,174,793	(Won)	143,035,853	99.49
Southeast Asia		—		208,366		39,415		247,781	0.17
Russia		—		113,870		—		113,870	0.08
China		—		10,429		2		10,431	0.01
Japan		—		230,586		11		230,597	0.16
Others		—		86,605		41,798		128,403	0.09

	(Won)	124,678,337	(Won)	3,832,579	(Won)	15,256,019	(Won)	143,766,935	100.00

Industrial loans
Financial institutions	(Won)	765,338	(Won)	618,194	(Won)	2,024,935	(Won)	3,408,467	2.37
Manufacturing companies		14,977,389		1,749,627		1,256,918		17,983,934	12.51
Service companies		23,211,946		1,016,696		594,489		24,823,131	17.27
Others		5,472,902		137,741		1,441,047		7,051,690	4.90

		44,427,575		3,522,258		5,317,389		53,267,222	37.05

Household loans		80,102,443		154,596		9,935,229		90,192,268	62.74

Public and other loans		148,319		155,725		3,401		307,445	0.21

	(Won)	124,678,337	(Won)	3,832,579	(Won)	15,256,019	(Won)	143,766,935	100.00

6. Allowances for Loan Losses

As of September 30, 2003 and December 31, 2002, allowances for loan losses are as follows (in millions of Won):

Allowance for	2003		2002
Loans in Won	(Won)	2,622,980	(Won)	1,905,065
Loans in foreign currencies		64,561		103,838
Bills bought in Won and foreign currencies		17,519		20,213
Payments on guarantees		25,049		18,382
Credit card accounts		1,738,066		284,491
Privately placed debentures		15,431		28,210
Loans due for equity conversion		3,247		5,373
Factoring receivable		14,730		143
Suspense receivables		17,664		11,022
Others		6,193		1,959

	(Won)	4,525,440	(Won)	2,378,696

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

As of September 30, 2003, allowances for loan losses and credit risk classifications are as follows (in millions of Won):

		Normal		Pre-cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	Loan balance	(Won)	113,933,782	(Won)	6,045,635	(Won)	3,234,116	(Won)	1,098,215	(Won)	346,564	(Won)	124,658,312
	Allowances		765,723		254,084		666,707		589,902		346,564		2,622,980

	Percentage(%)		0.67		4.20		20.61		53.71		100.00		2.10

Loans in foreign currencies	Loan balance		3,483,916		272,179		55,410		9,691		8,172		3,829,368
	Allowances		14,087		16,745		19,924		5,633		8,172		64,561

	Percentage(%)		0.40		6.15		35.96		58.13		100.00		1.69

Bills bought	Loan balance		498,395		54,133		319		5,145		10,511		568,503
	Allowances		2,492		1,083		64		3,369		10,511		17,519

	Percentage(%)		0.50		2.00		20.06		65.48		100.00		3.08

Payments on guarantees	Loan balance		63,094		8,949		21,430		14,407		12,655		120,535
	Allowances		315		567		4,286		7,226		12,655		25,049

	Percentage(%)		0.50		6.34		20.00		50.16		100.00		20.78

Credit card accounts	Loan balance		6,977,740		2,113,535		416		1,317,993		620,527		11,030,211
	Allowances		72,962		253,698		83		790,796		620,527		1,738,066

	Percentage(%)		1.05		12.00		19.95		60.00		100.00		15.76

Bonds purchased under resale agreements	Loan balance		600,000		—		—		—		—		600,000
	Allowances		—		—		—		—		—		—

	Percentage(%)		—		—		—		—		—		—

Call loans	Loan balance		1,380,642		—		—		—		—		1,380,642
	Allowances		—		—		—		—		—		—

	Percentage(%)		—		—		—		—		—		—

Privately placed debentures	Loan balance		1,435,209		30,056		21,205		1,823		1,854		1,490,147
	Allowances		7,177		601		4,876		923		1,854		15,431

	Percentage(%)		0.50		2.00		22.99		50.63		100.00		1.04

Factoring receivables	Loan balance		29,474		—		3,672		—		13,338		46,484
	Allowances		147		—		1,245		—		13,338		14,730

	Percentage(%)		0.50		—		33.91		—		100.00		31.69

Loans due for equity conversion	Loan balance		15,650		1,637		—		—		—		17,287
	Allowances		3,083		164		—		—		—		3,247

	Percentage(%)		19.70		10.02		—		—		—		18.78

Total loans	Loan balance1*	(Won)	128,417,902	(Won)	8,526,124	(Won)	3,336,568	(Won)	2,447,274	(Won)	1,013,621	(Won)	143,741,489
	Allowances2*		865,986		526,942		697,185		1,397,849		1,013,621		4,501,583

	Percentage(%)		0.67		6.18		20.90		57.12		100.00		3.13

1*	The above amounts of loan balances are net of present value discounts.
2*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

For the nine-month period ended September 30, 2003, the movements in allowances for loan losses are as follows (in millions of Won):

Beginning balance	(Won)	2,378,696

Increase due to:
Provision for loan losses		2,651,281
Collection of written-off loans		375,885
Troubled debt restructuring		1,984
Repurchase of loans sold		11,918
Increase due to merger		1,388,854

		4,429,922

Decrease due to:

Write-off of loans		1,963,191
Sale of loans		3,072
Conversion of loans into equity securities		43,370
Exemption of loans		260,175
Offset with present value discounts from troubled debt restructuring		8,528
Others		4,842

		2,283,178

Ending balance	(Won)	4,525,440

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

7. Fixed Assets

Fixed assets as of September 30, 2003 are as follows (in millions of Won):

	Land		Buildings and structures		Leasehold improvement		Equipment and vehicles		Construction in-progress		Total
Acquisition cost
Beginning balances	(Won)	1,175,682	(Won)	848,746	(Won)	98,117	(Won)	1,043,969	(Won)	1,195	(Won)	3,167,709
Acquisition		1,640		7,069		10,767		124,612		61,100		205,188
Transfer		—		16,569		26,773		—		(43,342)		—
Increase due to merger		55,529		71,024		4,805		263,897		—		395,255
Disposal		(128,670)		(2,685)		(494)		(35,382)		—		(167,231)

		1,104,181		940,723		139,968		1,397,096		18,953		3,600,921

Accumulated depreciation
Beginning balances		—		108,723		48,164		533,675		—		690,562
Depreciation expense		—		14,706		27,963		226,769		—		269,438
Increase due to merger		—		12,976		2,786		160,381		—		176,143
Disposal		—		(212)		(337)		(33,688)		—		(34,237)

		—		136,193		78,576		887,137		—		1,101,906

Book Value	(Won)	1,104,181	(Won)	804,530	(Won)	61,392	(Won)	509,959	(Won)	18,953	(Won)	2,499,015

Fixed assets covered by insurance policies as of September 30, 2003 are as follows (in millions of Won):

	Amount Insured		Insurance Company	Type of Insurance
Buildings and structures	(Won)	663,393	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Leasehold improvement		65,385	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Equipment and vehicles		459,456	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Construction in-progress		9,259	Samsung Fire & Marine Insurance Co., Ltd	General property insurance

	(Won)	1,197,493

Intangible assets as of September 30, 2003 are as follows (in millions of Won):

	Goodwill		Development costs		Rights to income on donated asset		Store possessory right		Trademarks		Others		Total
Beginning balances	(Won)	613,705	(Won)	—	(Won)	110	(Won)	161	(Won)	11	(Won)	470	(Won)	614,457
Acquisition		—		—		—		—		28		368		396
Increase due to merger		—		13,634		—		—		62		—		13,696
Amortization		(58,759)		—		(6)		(16)		(6)		(117)		(58,904)

Ending balances	(Won)	554,946	(Won)	13,634	(Won)	104	(Won)	145	(Won)	95	(Won)	721	(Won)	569,645

The Bank recoded (Won)74,756 million as current development cost under general and administrative expenses for the nine-month period ended September 30, 2003.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

The total government-posted prices of land, used for tax imposition and compensation for confiscation, as of September 30, 2003 are as follows (in millions of Won):

	Book value		Appraisal value
Lands included in tangible assets	(Won)	1,104,181	(Won)	986,398
Lands included in foreclosed assets		1,315		591

	(Won)	1,105,496	(Won)	986,989

Foreclosed and other properties, as of September 30, 2003 and December 31, 2002 are as follows (in millions of Won):

	2003		2002
Acquisition cost	(Won)	1,522	(Won)	2,099
Allowance for foreclosed and other properties		(746)		(1,087)

	(Won)	776	(Won)	1,012

8. Other Assets

Other assets as of September 30, 2003 and December 31, 2002 are as follows (in millions of Won):

	2003		2002
Guarantee deposits paid	(Won)	1,350,090	(Won)	1,235,362
Accounts receivable		4,783,521		1,877,645
Accrued income		1,317,490		981,141
Payments in advance		102,410		48,390
Prepaid expenses		266,036		12,646
Deferred tax assets (Note 25)		512,423		170,624
Derivative assets (Note 16)		997,777		660,791
Unsettled domestic exchange assets		375,441		1,087,587
Loans to trust accounts		—		37,882
Others		33,422		23,490

	(Won)	9,738,610	(Won)	6,135,558

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

9. Deposits

Deposits as of September 30, 2003 and December 31, 2002 are as follows (in millions of Won):

	Annual interest (%)	2003		2002
	September 30, 2003
Deposits in Won

Demand deposits

- Checking deposits	—	(Won)	120,669	(Won)	134,222
- Household checking deposits	0.10		453,803		469,866
- Passbook deposits	0.10		9,095,237		8,586,219
- Temporary deposits	—		3,317,263		3,577,243
- Public fund deposits	0.10		142,071		207,695
- Others	0.10		47,639		12,497

			13,176,682		12,987,742

Time deposits and savings deposits
- Time deposits	2.90~4.40		60,763,553		58,187,286
- Installment savings deposits	3.60~4.30		1,313,088		1,422,532
- Property formation savings	8.50		1,965		2,221
- Time and savings deposits of non-residents in Won	2.90~4.40		331,135		151,124
- General savings deposits	0.10~3.30		21,358,531		21,346,223
- Corporate free savings deposits	0.10~3.20		7,385,549		6,556,979
- Long-term savings deposits for workers	11.50~12.00		108,787		297,272
- Long-term housing savings deposits	4.80		780,466		538,782
- Long-term savings for households	4.96		1,726,684		2,250,457
- Worker’s preferential savings deposits	5.35		2,860,473		2,877,467
- Worker’s savings for housing	1.67		81		79
- Mutual installment deposits	3.20~4.50		7,009,983		7,491,115
- Mutual installment for housing	2.95~4.30		5,291,492		4,872,637

			108,931,787		105,994,174

			122,108,469		118,981,916

Deposits in foreign currencies

Demand deposits
- Checking deposits	0.00~3.00		37,100		29,629
- Passbook deposits	0.00~0.05		624,270		549,646
- Notice deposits	0.05~6.22		619		2,725
- Temporary deposits	—		2,192		3,796

			664,181		585,796

Time deposits and savings deposits
- Time deposits	0.00~7.70		636,325		496,359
- Others	0.00~8.00		2,521		1,493

			638,846		497,852

			1,303,027		1,083,648

Certificates of deposit	3.45~3.95		4,689,250		3,044,089

		(Won)	128,100,746	(Won)	123,109,653

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

The maturities of deposits as of September 30, 2003 are as follows (in millions of Won):

	Deposits in Won		Deposits in foreign currencies		Certificates of deposit		Total
Due in 3 months or less	(Won)	67,318,622	(Won)	1,064,958	(Won)	3,307,750	(Won)	71,691,330
Due after 3 months through 6 months		12,933,739		118,481		1,041,382		14,093,602
Due after 6 months through 1 year		29,550,760		72,856		340,118		29,963,734
Due after 1 year through 2 years		7,685,520		44,909		—		7,730,429
Due after 2 years through 3 years		3,393,123		1,752		—		3,394,875
Due after 3 years through 4 years		404,962		71		—		405,033
Due after 4 years through 5 years		388,810		—		—		388,810
Thereafter		432,933		—		—		432,933

	(Won)	122,108,469	(Won)	1,303,027	(Won)	4,689,250	(Won)	128,100,746

10. Borrowings

Borrowings as of September 30, 2003 and December 31, 2002 are as follows (in millions of Won):

	Annual Interest (%)	2003		2002
	September 30, 2003
Borrowings in Won
Borrowings from the Bank of Korea	2.50	(Won)	900,665	(Won)	671,854
Borrowings from the government	0.00~8.00		923,689		1,056,480
Borrowings from banking institutions	3.28~8.55		1,091,359		318,702
Borrowings from National Housing Fund	8.00		8,732		9,192
Borrowings from non-banking financial institutions	2.00~4.00		5,769		6,211
Other borrowings	1.75~7.00		2,215,100		1,129,305

			5,145,314		3,191,744

Borrowings in foreign currencies
Due to banks	—		227,184		528,991
Borrowings from domestic banks	0.09~1.40		2,166,966		1,875,119
Borrowings from other financial institutions	5.13		18,712		23,092
Borrowings from foreign banks	—		851,037		981,328

			3,263,899		3,408,530

Bonds sold under repurchase agreements
In Won	2.50~4.10		4,340,590		3,050,179
In foreign currencies	1.54		9,268		23,982

			4,349,858		3,074,161

Bills sold	3.40~3.85		39,578		72,860

Due to the Bank of Korea in foreign currencies	—		16,857		37,493

Call money
In Won	3.25~3.65		697,900		829,300
In foreign currencies	0.25~5.05		300,087		76,666
Interbank borrowings	—		338,855		—

			1,336,842		905,966

		(Won)	14,152,348	(Won)	10,690,754

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

The maturities of borrowings as of September 30, 2003 are as follows (in millions of Won):

	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	2,735,479	(Won)	506,559	(Won)	3,385,338	(Won)	6,627,376
Due after 3 months through 6 months		306,029		970,352		1,090,635		2,367,016
Due after 6 months through 1 year		250,890		899,289		1,267,162		2,417,341
Due after 1 year through 2 years		420,388		306,191		—		726,579
Due after 2 years through 3 years		395,723		399,199		—		794,922
Due after 3 years through 4 years		307,711		94,570		—		402,281
Due after 4 years through 5 years		252,233		—		—		252,233
Thereafter		476,861		87,739		—		564,600

	(Won)	5,145,314	(Won)	3,263,899	(Won)	5,743,135	(Won)	14,152,348

11. Debentures

Debentures as of September 30, 2003 and December 31, 2002 are as follows (in millions of Won):

		Annual Interest (%)	2003		2002
		September 30, 2003
In Won
	Hybrid debentures	6.00~7.00	(Won)	638,500	(Won)	—
	Subordinated fixed rate debentures	6.07~16.28		4,463,406		4,753,285
	Fixed rate debentures	4.04~10.57		15,357,938		12,269,023
	Floating rates debentures	2.25~8.15		950,000		—

				21,409,844		17,022,308
	Discounts on debentures			(138,875)		(270,924)

				21,270,969		16,751,384

In foreign currencies
	Floating rates debentures	1.52~2.25		241,081		350,589
	Fixed rates debentures	1.08~4.63		592,887		438,538

				833,968		789,127
	Premiums on debentures			9,809		—
	Discounts on debentures			(1,555)		(1,504)

				842,222		787,623

			(Won)	22,113,191	(Won)	17,539,007

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

As of September 30, 2003, subordinated debentures in Won comprise the following:

Type	Issue date	Hundred millions of Won		Annual interest (%)	Maturity
Subordinated fixed rate debentures	95.09.30~98.11.15	(Won)	2,816	9.61~16.00	03.01.27~09.11.15
	2000.03.27		2,000	9.65	2005.03.27
	2000.06.28		2,540	9.00~9.10	2006.01.28
	2000.09.27		3,000	8.99	2006.01.27
	2000.09.28		1,500	8.00~8.85	2006.01.28
	2000.11.28		1,000	8.00~8.71	2006.02.28
	2000.11.28		1,513	9.57~9.65	2010.11.28
	2000.11.28		107	9.00	2010.12.28
	2000.12.27		2,000	8.71	2006.01.27
	2001.05.28		2,000	7.00~7.65	2007.02.28
	2001.06.27		1,600	7.68	2008.03.27
	2001.06.27		2,175	7.86	2009.03.27
	2001.08.28		1,000	6.00~6.73	2007.08.28
	2001.09.28		1,500	6.00~6.73	2008.03.28
	2002.03.27		2,417	7.06~7.10	2008.01.27
	2002.07.27		3,024	6.96~7.00	2008.01.27
	2002.09.27		2,574	6.27~6.30	2008.03.27
	2002.09.27		1,500	6.51~6.55	2010.03.27
	2002.09.27		926	6.66~6.70	2013.03.27
	2002.11.27		4,007	6.07~6.10	2008.05.27
	2002.11.27		578	6.27~6.30	2010.05.27
	2002.11.27		1,003	6.51~6.55	2013.05.27
	2002.12.18		1,100	8.00	2008.01.18
	2002.12.27		100	6.20	2008.06.27
	2002.12.27		900	6.40	2010.06.27
	2002.12.27		500	6.65	2013.06.27
	2002.12.27		304	6.55	2014.12.27
	2003.01.27		500	7.65	2008.02.21
			450	7.10	2008.04.10

		(Won)	44,634

The maturities of debentures as of September 30, 2003 are as follows (in millions of Won):

	Won		Foreign currencies		Total
Due in 3 months or less	(Won)	4,624,896	(Won)	—	(Won)	4,624,896
Due after 3 months through 6 months		4,407,589		—		4,407,589
Due after 6 months through 1 year		3,918,379		149,637		4,068,016
Due after 1 year through 2 years		2,946,579		27,010		2,973,589
Due after 2 years through 3 years		1,452,706		66,367		1,519,073
Due after 3 years through 4 years		384,034		—		384,034
Due after 4 years through 5 years		2,051,573		590,954		2,642,527
Thereafter		1,624,088		—		1,624,088

	(Won)	21,409,844	(Won)	833,968	(Won)	22,243,812

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

12. Accrued Retirement Benefits

The movements in accrued retirement benefits for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

	Beginning balance		Amounts provided		Amounts paid out		Increase due to merger		Ending balance
Accrued retirement benefits	(Won)	42,773	(Won)	70,361	(Won)	10,909	(Won)	8,865	(Won)	111,090
Contributed retirement benefits		88,682		—		—		6,488		95,170

Total accrued retirement benefits		131,455		70,361		10,909		15,353		206,260

Contribution to pension funds		(88,682)		—		—		(6,488)		(95,170)

	(Won)	42,773	(Won)	70,361	(Won)	10,909	(Won)	8,865	(Won)	111,090

As of September 30, 2003, approximately 46.14% of total accrued retirement benefits are contributed to pension funds, to which the Bank’s employees hold the right of payment, placed at two insurance companies, including Korea Life Insurance Co., Ltd.

13. Employee Stock Options

As of September 30, 2003, the stock options granted to the Bank’s executives and chief executive officer are as follows:

Series	Grant Date	Shares Granted	Shares Expired to Date	Shares Exercised	Shares Outstanding	Exercise Price		Exercise Period
Series1	00.03.18	222,094	109,565	2,961	109,568	(Won)	23,469	03.03.19 ~ 05.03.18
Series2	01.03.15	214,975	16,882	—	198,093	(Won)	28,027	04.03.16 ~ 09.03.15
Series3	98.10.31	400,000	—	330,000	70,000	(Won)	5,000	01.11.01 ~ 04.10.31
Series4	99.02.27	280,000	59,892	220,108	—	(Won)	13,900	02.02.28 ~ 05.02.27
Series5	00.02.28	267,000	65,218	—	201,782	(Won)	27,600	03.03.01 ~ 06.02.28
Series6	01.03.24	111,000	38,624	—	72,376	(Won)	25,100	04.03.25 ~ 07.03.24
Series71* 2*	01.11.16	850,000	—	—	850,000	(Won)	51,200	04.11.17 ~ 09.11.16
Series82*	02.03.22	132,000	89,753	—	42,247	(Won)	57,100	05.03.23 ~ 10.03.22
	02.03.22	490,000	119,326		370,674	(Won)	57,100	05.03.23 ~ 10.03.22
Series9	02. 07.26	30,000	—	—	30,000	(Won)	58,800	05.07.27 ~ 10.07.26
Series102*	03.03.21	140,000	—	—	140,000	(Won)	37,400	06.03.22 ~ 11.03.21
	03.03.21	180,000	—	—	180,000	(Won)	35,500	06.03.22 ~ 11.03.21
Series11	03.08.28	30,000	—	—	30,000	(Won)	40,500	06.08.29 ~ 11.08.28
Increase due	01.03.22	—	—	—	22,146	(Won)	71,538	04.03.23 ~ 11.03.22
to merger3*	01.03.19	—	—	—	9,990	(Won)	129,100	04.03.30 ~ 11.03.29

1*	The stock options do not include the 200,000 shares which may be additionally granted if the three-month weighted average stock price of the Bank prior to the beginning of the exercise date is higher than that of any other listed banks and the Bank achieves total market value and ROE target.
2*	The exercise price may be affected by the fluctuations in the stock price index of the banking industry.
3*	The Bank took over stock options which Kookmin Credit Card Co., Ltd. granted to its employees in proportion to the exchange rate.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

The Bank had applied the fair value method using an option-pricing model in measuring compensation cost until September 30, 2002. However, as of October 1, 2002, expecting a high probability of grant and exercise of the options as stock appreciation rights, the Bank changed the measurement method to the intrinsic value method. As a result, previous amounts recorded in capital adjustments (stock options) have been reclassified into accrued expenses. Compensation costs are summarized as follows (in millions of Won):

	Series 1		Series 2		Series 3		Series 5		Series 6		Series 10		Increase due to merger		Total
Prior period compensation cost	(Won)	1,861	(Won)	1,615	(Won)	2,590	(Won)	2,744	(Won)	886	(Won)	—	(Won)	552	(Won)	10,248
Current period compensation cost		(302)		(18)		(301)		(706)		(126)		73		(552)		(1,932)

Accumulated compensation cost		1,559		1,597		2,289		2,038		760		73		—		8,316

Compensation cost to be recognized		—		319		—		—		152		365		—		836

Total compensation cost	(Won)	1,559	(Won)	1,916	(Won)	2,289	(Won)	2,038	(Won)	912	(Won)	438	(Won)	—	(Won)	9,152

The compensation costs to be recognized in the future as of September 30, 2003, are as follows (in millions of Won):

	Series 2		Series 6		Series 10		Total
Within 1 year	(Won)	319	(Won)	152	(Won)	146	(Won)	617
More than 1 year to 2 years		—		—		146		146
More than 2 years to 3 years		—		—		73		73

	(Won)	319	(Won)	152	(Won)	365	(Won)	836

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

14. Other Liabilities

Other liabilities as of September 30, 2003 and December 31, 2002 are as follows (in millions of Won):

Account	2003		2002
Accrued retirement benefits (Note 12)	(Won)	111,090	(Won)	42,773
Allowance for losses on guarantees and acceptances (Note 15)		2,018		2,287
Due to trust accounts		2,832,875		734,646
Accounts payable		4,618,487		1,868,692
Accrued expenses		4,801,157		4,656,225
Advances from customers		460,042		48,745
Unearned income		132,139		147,623
Withholding taxes		90,043		85,841
Guarantee deposits received		113,263		112,732
Derivative liabilities (Note 16)		890,280		522,286
Unsettled domestic exchange liabilities		268,362		541,757
Accounts for agency business		341,411		395,678
Other allowances1*		156,078		48,876
Liabilities incurred by agency relationship		545,838		486,413
Others		352,860		90,224

	(Won)	15,715,943	(Won)	9,784,798

1*	Other allowances are as follows (in millions of Won):

Allowances for	Amounts		Remarks
Suspense receivables	(Won)	6,830	Loss from frauds/accidents
Foreign currency exchange mileages		11	Compensation expense for frequent currency exchanges
Loss on branch closure		240	Closure of the branch in Buenos Aires
Uncollected leasehold deposits		8,912	Loss on uncollected leasehold deposits
Credit card receivables		32,280	Loss on unused cash advance credit lines
Credit card point		33,960	Expenses arising from credit card mileage rewards
ABS allowances		3,435	Loss on guarantee deposits paid to Jooeun 2nd Specialty Co., Ltd (Note 17)
KAMCO loans sold		1,014	Loss on loans sold under repurchase agreements to KAMCO (Note 17)
Granting of credit to SPC		69,396	Loss on the credit line agreement to SPC (Note 17)

	(Won)	156,078

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

15. Guarantees and Acceptances

Guarantees and acceptances as of September 30, 2003 and December 31, 2002 are summarized as follows (in millions of Won):

	2003		2002
Guarantees and acceptances outstanding in
Won
- Guarantees on debentures	(Won)	550	(Won)	571
- Guarantees on loan collateral		38,263		39,234
- Guarantees on commercial bills		3		646
- Others		249,365		248,457

		288,181		288,908

Foreign Currencies
- Acceptances on letters of credit		144,078		190,775
- Acceptances for letters of guarantee for importers		77,808		111,016
- Guarantees for performance of contracts		23,267		71,577
- Guarantees for bids		958		1,077
- Guarantees for borrowings		32,754		31,055
- Guarantees for repayment of advances		7,285		25,707
- Others		220,631		311,583

		506,781		742,790

		794,962		1,031,698

Contingent guarantees and acceptances
- Letters of credit		1,069,486		1,243,354
- Others		120,153		63,524

		1,189,639		1,306,878

	(Won)	1,984,601	(Won)	2,338,576

As of September 30, 2003, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows (in millions of Won):

Guarantees and Acceptances Outstanding in		Normal		Precautionary		Sub-standard		Doubtful		Estimated loss		Total
Won	Balance	(Won)	273,058	(Won)	13,086	(Won)	469	(Won)	177	(Won)	1,391	(Won)	288,181
	Allowance		—		—		94		156		1,391		1,641

	Ratio (%)		—		—		20.04		88.14		100.00		0.57

Foreign currencies	Balance		439,926		65,800		808		91		156		506,781
	Allowance		—		—		176		45		156		377

	Ratio (%)		—		—		21.78		49.45		100.00		0.07

Total	Balance	(Won)	712,984	(Won)	78,886	(Won)	1,277	(Won)	268	(Won)	1,547	(Won)	794,962
	Allowance		—		—		270		201		1,547		2,018

	Ratio (%)		—		—		21.14		75.00		100.00		0.25

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

For the nine-month period ended September 30, 2003, the movements in allowances for losses on guarantees and acceptances outstanding are as follows (in millions of Won):

Beginning balance	(Won)	2,287
Reversals of losses from guarantees and acceptances losses		(194)
Changes in foreign exchange rates		(75)

Ending balance	(Won)	2,018

The guarantees and acceptances risk concentration by country as of September 30, 2003 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	748,954	94.21	(Won)	1,189,639	100.00	(Won)	1,938,593	97.68
USA		46,008	5.79		—	—		46,008	2.32

	(Won)	794,962	100.00	(Won)	1,189,639	100.00	(Won)	1,984,601	100.00

The guarantees and acceptances risk concentration by industry and customer as of September 30, 2003 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Industrial
Manufacturing	(Won)	272,745	34.31	(Won)	589,964	49.59	(Won)	862,709	43.47
Finance		365,182	45.94		400,504	33.67		765,686	38.58
Service		68,124	8.57		27,838	2.34		95,962	4.84
Others		88,911	11.18		171,333	14.40		260,244	13.11

	(Won)	794,962	100.00	(Won)	1,189,639	100.00	(Won)	1,984,601	100.00

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

16. Derivatives

The Bank’s derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities.

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Bank also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

Hedge derivatives mainly comprise of interest rate swaps to hedge the fair value changes of debentures arising from the interest rate fluctuations. Some hedging transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported in current operations or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of September 30, 2003 as follows (in millions of Won):

	Trading		Hedge		Total
Interest related
-Future	(Won)	456,819	(Won)	—	(Won)	456,819
-Option		2,250,000		—		2,250,000
-Swap		24,772,983		575,100		25,348,083

		27,479,802		575,100		28,054,902

Currency related
-Forward		17,631,789		—		17,631,789
-Future		827,856		—		827,856
-Swap		3,742,544		—		3,742,544
-Option bought		97,850		—		97,850
-Option sold		180,560		—		180,560

		22,480,599		—		22,480,599

Stock related
-Option bought		1,966,241		—		1,966,241
-Option sold		1,968,355		—		1,968,355

		3,934,596		—		3,934,596

	(Won)	53,894,997	(Won)	575,100	(Won)	54,470,097

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Gains and losses on derivatives as of and for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

Gain on derivatives
Gain on derivatives transactions	(Won)	1,802,395
Gain on valuation of derivatives		565,109
Gain on fair value hedged items		6,351

	(Won)	2,373,855

Loss on derivatives
Loss on derivatives transactions	(Won)	1,767,507
Loss on valuation of derivatives		525,476
Loss on fair value hedged items		22

	(Won)	2,293,005

The summary of derivative transactions for the nine-month period ended September 30, 2003 is as follows (in millions of Won):

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
-Option	(Won)	2,456	(Won)	—	(Won)	2,456	(Won)	4,063	(Won)	—	(Won)	4,063	(Won)	3,860	(Won)	8,698
-Swap		118,326		22		118,348		113,812		6,351		120,163		216,553		311,584

		120,782		22		120,804		117,875		6,351		124,226		220,413		320,282

Currency related
-Forward		277,685		—		277,685		268,033		—		268,033		293,480		307,779
-Option bought		626		—		626		224		—		224		630		224
-Option sold		2,252		—		2,252		841		—		841		1,837		912
-Swap		112,905		—		112,905		82,007		—		82,007		359,460		133,905

		393,468		—		393,468		351,105		—		351,105		655,407		442,820

Stock related
-Option bought		37,423		—		37,423		16,843		—		16,843		121,957		—
-Option sold		13,414		—		13,414		33,302		—		33,302		—		127,178

		50,837		—		50,837		50,145		—		50,145		121,957		127,178

	(Won)	565,087	(Won)	22	(Won)	565,109	(Won)	519,125	(Won)	6,351	(Won)	525,476	(Won)	997,777	(Won)	890,280

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

17. Commitments and Contingencies

As of September 30, 2003, 213 pending legal actions with an aggregate amount of damages of (Won)114,113 million are charged against the Bank and the Bank had also filed 152 lawsuits, which are still pending with an aggregate amount of claims of (Won)218,635 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but were sold during 1999, if they enter into bankruptcy within three years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently undergoing bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. Despite the fact that Resolution and Finance Corp. (a subsidiary of KDIC) has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause losses that would materially affect the Bank’s financial position.

The Bank has entered into commitments to provide a credit line of (Won)4,819,100 million, and to purchase commercial paper amounting to (Won)1,621,000 million, with asset securitization companies. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds within the contracted term and amounts. As of September 30, 2003, loans outstanding under the credit line commitment amounted to (Won)33,924 million, and there is no balance for commercial papers purchased under the purchase commitment. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserves. Also, a reserve was recognized for the resulting expected losses amounting to (Won)69,396 million as other allowances (Note 14).

The Bank has an off-shore loan commitment, limited to USD 12,367 thousand, and the loan balance under the commitment as of September 30, 2003 is USD 4,323 thousand.

As of September 30, 2003, the Bank has an outstanding obligation to repurchase and/or indemnify for losses on the loans and securities sold to Kookmin 6th-ABS Specialty Co., Ltd. and Jooeun 5th-ABS Specialty Co., Ltd. (collectively, “the SPEs”) with a ceiling of (Won)72,000 million and (Won)36,957 million, respectively. A reserve was recognized for the resulting expected losses amounting to (Won)3,435 million as other allowances ( Note 14).

Also, the Bank has an outstanding obligation to repurchase and/or indemnify for losses on the loans sold to Kookmincard 1st-ABS Specialty Co., Ltd. and Kookmincard 14th-ABS Specialty Co., Ltd. (collectively, “the SPEs”) with a ceiling of (Won)9,458 million and (Won)33,001 million . No adjustments have been made in the accompanying financial statements related to such uncertainties.

As of September 30, 2003, post settlements on the loan sales transaction with Korea Asset Management Corporation (“KAMCO”) have been completed and the Bank has provided allowances of (Won)1,014 million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement with a ceiling of (Won)5,280 million ( Note 14).

The Bank sold to Sun Capital Inc., 65.43% of its 85.43% investment in, and (Won)172,024 million of its loans to, Alpha Capital Corp., for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Alpha Capital Corp. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

The Bank sold its 87.00% investment in Kookmin Investment Trust Management Co., Ltd. to Morgan Stanley Private Equity (the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds) on May 29, 2002 and sold its 88.66% investment in Kookmin Leasing Co., Ltd. to Sun Capital Inc. on December 27, 2002.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Included in cash and due from banks as of September 30, 2003 are the following restricted deposits (in millions of Won):

	Amount		Restrictions
Reserve deposits in the Bank of Korea and Korea Exchange Bank	(Won)	3,424,674	General Banking Act
Deposits placed with Hansol Mutual Savings & Finance Co., Ltd and Shinhan Bank		160,000	Withdrawal at maturity
Due from Banks in Foreign Currency		36,816	General Banking Act
Other deposits		741	Futures guarantee deposits

		3,622,231

Present value discount		(13,940)

	(Won)	3,608,291

As of September 30, 2003, the following investment securities are pledged at various institutions (in millions of Won):

Securities Provided			Related Liability
Book Value	Pledge Value		Amount		Transaction
(Won)4,052,384	(Won)	4,004,608	(Won)	4,349,858	Bonds sold under repurchase agreements
1,231,579		1,214,400		900,665	Borrowings from the Bank of Korea
108,764		115,500		Borrowing within credit line	Derivatives transactions
170,200		170,200		Borrowing within credit line	BOK settlements
70,293		69,811		Borrowing within credit line	Leased securities
1,894		1,900		Borrowing within credit line	Others

(Won)5,635,114	(Won)	5,576,419

As of September 30, 2003, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans, in accordance with the relevant law, which have already been written off, amounting to (Won)7,008,730 million. Also, as of September 30, 2003, the Bank holds endorsed bills amounting to (Won)9,434 million.

The Bank entered into on alliance with Koram Bank, Woori Credit Card, Citibank, The Fisheries Cooperative Union and Nonghyup for to operate a credit card business. Accordingly, the Bank shares the related revenue from such operation.

The Bank has current account agreements with two banks including Korea Exchange Bank and has provided two blank notes to financial institutions for borrowings.

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Bank may be either directly or indirectly affected by these generally unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Bank. Actual results may differ materially from management’s current assessment. As of September 30, 2003, the Bank’s total exposure (including debt securities, beneficiary certificates, and loans) to domestic credit card companies and capital companies amounts to (Won)3,204,091 million. Currently, securities issued by credit card companies and capital companies, which are experiencing liquidity problems, are not widely traded in the bond market. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

18. Capital Stock

As of September 30, 2003, the Bank has 1,000,000,000 common shares (par value per share: (Won)5,000) authorized and 336,379,116 shares issued. ING Insurance International B.V. and the Korean government own 3.78%, and 9.10%, respectively, of the total issued shares. As of September 30, 2003, 35,729,664 common shares, equivalent to 10.62% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by the Bank of New York, the trustee of the Bank.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity’s voting rights are limited to those of 4% shareholders.

As a result of the legal consolidation with H&CB, the shareholders of the Bank and H&CB, listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of one new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new shares of the Bank were relisted on the Korea Stock Exchange as of November 9, 2001. In addition, the Bank issued 8,120,431 shares as a result of the merger with Kookmin Credit Card Co., Ltd.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively.

19. Capital Surplus

The movements in capital surplus for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,287,708	(Won)	368,344	(Won)	5,656,052
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229
Others		2,146		(51)		2,095

	(Won)	5,864,752	(Won)	368,293	(Won)	6,233,045

The increase in paid-in capital in excess of par value is the difference between the price of shares issued for the merger with Kookmin Credit Card Co., Ltd. and the net asset value of Kookmin Credit Card Co., Ltd.

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998, and the current period change in other capital surplus is due to the loss on disposal of treasury stock.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

20. Retained Earnings

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10 percent of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank’s Board of Directors or used to reduce accumulated deficit, if any, by an appropriate resolution of the Bank’s shareholders.

In accordance with the regulations regarding securities issuance and disclosure (formerly the provisions of the Financial Control Regulation for publicly listed companies), the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 50 percent of its annual income plus at least 10 percent of the net gain from the disposal of property, plant and equipment after deducting related taxes, until equity equals 30 percent of shareholders’ equity. As of September 30, 2003, the Bank has no reserve for improvement of financial structure.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

As of September 30, 2003, other reserves are appropriated for the operations of overseas branches.

The Bank has retroactively applied Statement of Korean Financial Accounting Standards No. 6, “Subsequent Events”. The financial statements as of and for the year ended December 31, 2002 have been retroactively restated for the change, which resulted to a decrease in liability and an increase in retained earnings for the amount of (Won) 325,233 million.

21. Capital Adjustments

The movements in capital adjustments for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance
Treasury stock	(Won)	(148,973)	(Won)	(29,094)	(Won)	(493)	(Won)	(177,574)
Unrealized gain on available-for-sale securities		180,449		238,789		87,886		331,352
Unrealized gain on investment in associates		94,773		11,745		100,549		5,969

	(Won)	126,249	(Won)	221,440	(Won)	187,942	(Won)	159,747

The Bank, under the approval of the Board of Directors on July 26, 2002, established an employee stock option plan for the welfare of the employees and purchased 3,000,000 shares of treasury stock under the plan.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

22. Other Non-Interest Income (Expenses)

Other non-interest income (expenses) for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

Other non-interest income
- Realized gain on trading securities	(Won)	97,489
- Unrealized gain on trading securities		71,324
- Gain on trust management		188,184
- Reversal of allowance for losses on guarantees and acceptances		194
- Gain on valuation of derivatives		565,109
- Others		24,333

	(Won)	946,633

Other non-interest expenses
- Realized loss on trading securities	(Won)	33,484
- Contributions to special funds		132,299
- Provision for allowance		—
- Loss on valuation of derivatives		525,476
- Loss on fair value hedged items		22
- Others		253,200

	(Won)	944,481

23. General and Administrative Expenses

General and administrative expenses for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

Salaries and wages	(Won)	777,532
Retirement benefits (Note 12)		70,361
Other employee benefits		232,745
Rent		46,180
Depreciation		269,438
Amortization		58,904
Taxes and dues		82,694
Advertising		40,491
Ordinary R&D		74,756
Fees and commissions		60,432
Others		143,269

	(Won)	1,856,802

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

24. Non-Operating Income (Expenses)

Non-operating income (expenses) for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

Non-operating income
- Gain on disposal of fixed assets	(Won)	1,642
- Rent income		1,956
- Unrealized gain on investment in associates		238,738
- Realized gain on available-for-sale securities		326,573
- Relized gain on held-to-maturity securities		2,221
- Reversal of impairment loss on available-for-sale securities		11,457
- Gain on sale of loans		1,294
- Others		86,775

		670,656

Non-operating expenses
- Loss on disposal of fixed assets		34,817
- Loss on investment in associates		—
- Realized loss on available-for-sale securities		45,933
- Realized loss on held-to-maturity securities		—
- Impairment loss on available-for-sale securities		79,683
- Loss on sale of loans		2,927
- Provision for loan losses due to merger		1,652,264
- Others		70,160

		1,885,784

	(Won)	(1,215,128)

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

25. Income Tax Expense

Income tax expense for the nine-month period ended September 30, 2003 is as follows (in millions of Won):

Income tax payable	(Won)	—
Deferred income taxes from temporary differences 1*		(97,511)
Deferred income taxes from accumulated deficit 1*		(259,936)
Deferred tax credit		(1,650)
Change in temporary differences due to tax adjustments		3,656
Retained earnings and other capital surplus adjustments 2*		814

Income tax benefit	(Won)	(354,627)

1*	The Bank recognized deferred income tax because it has incurred a gain before extraordinary gains/losses and income tax since the merger with H&CB.
2*	Income tax effect from the change in retained earnings amounting (Won)2,670 million and loss on disposition of treasury stock amounting to (Won)72 million won from application of equity method.

The statutory income tax rate applicable to the Bank, including resident tax surcharges, is 29.7% for the six-month period ended September 30, 2003. However, due to tax adjustments, the effective tax rate for the nine-month period ended September 30, 2003 is
 (-) 48.1%. The basis for calculating the effective tax rate is as follows:

Net loss before income taxes	(Won)	(736,736)

Income tax expense based on the effective tax rate		(220,470)
Tax effects on adjustments
Adjustments to increase taxable income		26,592
Adjustments to decrease taxable income		(160,749)

Income tax benefit per statements of operations	(Won)	(354,627)

The significant changes in accumulated temporary differences and deferred income taxes for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

	Beginning balance		Increase due to merger		Increase		Decrease		Ending balance		Deferred tax asset (liability)
Allowance for loan losses	(Won)	314,081	(Won)	—	(Won)	89,849	(Won)	226,474	(Won)	177,456	(Won)	52,705
Accrued interest		(350,798)		(60,931)		(298,212)		(350,798)		(359,143)		(106,664)
Unrealized loss on securities		602,647		4,456		498,852		338,694		767,261		227,876
Unrealized loss on derivatives		(109,298)		(3,530)		(51,909)		(112,828)		(51,909)		(15,417)
Present value discounts		28,001		—		17,431		28,001		17,431		5,177
Allowance for losses on guarantees and acceptances		2,287		—		2,018		2,287		2,018		599
Accrued severance benefits		—		—		28,489		—		28,489		8,461
Stock options		10,116		552		8,316		10,668		8,316		2,470
Loss on fair value hedges		9,213		—		(6,329)		—		2,884		856
Accumulated depreciation		17,195		—		18,535		6,680		29,050		8,628
Other allowances		48,876		—		156,078		48,876		156,078		46,355
Other		2,172		1,209		65,841		2,583		66,639		19,791
Net operating loss carry-forward		—		—		875,173		—		875,173		259,936

	(Won)	574,492	(Won)	(58,244)	(Won)	1,404,132	(Won)	200,637	(Won)	1,719,743		510,773

Deferred tax credit												1,650

											(Won)	512,423

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

26. Earnings (Loss) Per Share

Details of the computation of the earnings (loss) per share for the three-month period and nine-month period ended September 30, 2003, and for the three-month period and nine-month period ended September 30, are shown below.

	Net income (loss) (in millions of Won)		Weighted average number of common shares outstanding		Earnings (loss) per share (in Won)
Nine months ended September 30, 2003	(Won)	(382,109)	(Won)	325,176,698	(Won)	(1,175)
Three months ended September 30, 2003		(341,441)		325,048,574		(1,050)
Nine months ended September 30, 2002		1,512,868		317,390,563		4,767
Three months ended September 30, 2002		348,844		316,906,681		1,101

As there are no extraordinary gains or losses for the relevant periods, ordinary income per share is not calculated.

The weighted average number of common shares outstanding for the three-month and nine-month periods ended September 30, 2003 and 2002 are calculated as follows:

	Number of common shares outstanding- beginning balance	Weighted average number of treasury common shares	Weighted average number of common shares outstanding
Nine months ended September 30, 2003	328,258,685	(3,081,987)	325,176,698
Three months ended September 30, 2003	328,258,685	(3,210,111)	325,048,574
Nine months ended September 30, 2002	317,677,416	(286,853)	317,390,563
Three months ended September 30, 2002	317,677,416	(770,735)	316,906,681

Diluted EPS is computed by diving diluted net income, which is adjusted by adding back the after- tax amount of interest expenses on any convertible debt and dividends on any convertible stocks by the weighted average number of common shares and diluted securities outstanding during the year.

Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses net of related income taxes by the weighted average no of common shares and diluted securities outstanding during the year assuming conversion into common shares at the beginning of the year.

Weighted average number of common shares outstanding before and after dilution for the nine-month period and three-month period ended September 30, 2002 are calculated as follows:

	Nine-month period	Three-month period
Weighted average number of common shares before dilution	317,390,563	316,906,681
Convertible bonds	10,581,269	10,581,269
Employee stock option	303,019	—
Diluting shares	10,884,288	10,581,269
Diluted weighted average number of common shares	328,274,851	327,487,950

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

Diluted EPS for the nine-month periods ended September 30, 2003 is calculated as follows (in millions of Won):

	Nine-month period		Three-month period
Net income after income taxes	(Won)	1,512,868	(Won)	348,844
Interest expenses on convertible bonds		4,556		1,533
Stock compensation expenses		431		—

Diluted net income for nine months ended September 30,2003		1,517,855		350,377
Weighted average number of common shares outstanding		328,274,851		327,487,950

Diluted earnings per share (in Won)	(Won)	4,624	(Won)	1,070

The interest expenses on convertible bonds and stock compensation expenses used in the calculation of the diluted EPS are net of the tax effect. The number of common shares assumed to be convertible bonds is calculated by dividing the total convertible bond amount by the conversion price per share.

Earnings(Loss) per share, ordinary income per share, diluted EPS and diluted ordinary income per share for the three-month period ended March 31, 2003, for the three-month period ended June 30, 2003 and for the year ended December 31, 2002, are calculated as follows.

	December 31, 2002	March 31, 2003	June 30, 2003
Earnings(Loss) per share	(Won)4,123	(Won)227	(Won) (-)352
Ordinary income per share	4,123	227	(-)352
Diluted EPS	4,123	227	(-)352
Diluted ordinary income per share	4,123	227	(-)352

27. Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of September 30, 2003 comprise the following:

				Major Denomination Currencies
	Millions of Won Equivalent		Thousands of USD Equivalent1*	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	208,123	$180,945	$78,481	€19,453	¥7,041,090
Due from banks		741,436	644,615	614,246	10,428	1,249,648
Securities		1,180,270	1,026,143	941,906	—	3,702,245
Loans in foreign currencies		3,832,579	3,332,098	1,538,774	2,832	77,115,778
Bills bought		583,883	468,512	437,329	15,166	768,318
Acceptances and guarantees		6,311	5,487	5,487	—	—
Call loans		154,242	134,100	134,100	—	—

Liabilities
Deposits		1,303,028	1,132,870	778,231	21,090	24,782,459
Borrowings		3,263,899	2,837,680	2,173,129	57,866	65,035,941
Due to BOK		16,857	14,656	14,656	—	—
Call money		300,087	260,900	217,700	—	4,000,000
Debentures		842,222	732,239	658,872	—	—
Unsettled foreign exchange liabilities		32,808	28,524	22,212	1,091	353,932

1*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at September 30, 2003.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

28. Related Party Transactions

Significant transactions with related parties for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

	Accounts	Ending Balance	Transactions Relating to P/L
KB Investment Co., Ltd.	Deposits	13,038	(379)
	Other liabilities	164	—

Kookmin Data System Co., Ltd.	Deposits	5,998	(201)
	Commission income	—	41
	Guarantees	879	—
	Accounts payable	1, 191	—
	Accrued expenses	225	(11,419)
	Prepaid expenses	14	—

Kookmin Futures Co., Ltd.	Due from banks	108	2
	Deposits	9,841	(351)
	Guarantees	1,363	—
	Accounts payable	21	—
	Accrued expenses	178	—
	Commission income	—	7
	Commission expenses	—	(78)
	Other assets	6	57
	Accrued revenues	7	—

Kookmin Bank Luxembourg S.A.	Due from banks	222,264	1,672
	Loans	34,506	390
	Other assets	990	2,644
	Borrowings	168,925	(105)
	Other liabilities	—	2,051

Kookmin Bank International Ltd.	Due from banks	72,564	698
(London)	Loans	80,514	1,228
	Other assets	247	702
	Borrowings	122,300	(430)
	Other liabilities	1,271	(3,276)

Kookmin Finance H.K. Ltd.	Due from banks	46,008	787
	Loans	85,343	1,274
	Other assets	410	267
	Borrowings	97,883	(3)
	Other liabilities	105	(1,410)

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

	Accounts	Ending Balance		Transactions Relating to P/L
Kookmin Investment	Deposits	(Won)	18,490	(Won)	(329)
Trust Mgt. Co., Ltd.	Other liabilities		161		—
	Gain on derivatives transactions		—		1
	Loss on derivatives transactions		—		(5)

KB Real Estate Co., Ltd.	Loans		25,000		1,936
	Deposits		1,092		(15)
	Guarantees		1,738		—
	Unearned revenues		11		—
	Accrued expenses		4		—
	Accrued income		1		—

Jooeun Industry Co., Ltd.	Loans		139,778		—

KB Credit Information	Other assets		—		106
Information Co., Ltd.	Deposits		11,374		(328)
	Guarantees		3,123		—
	Accounts payable		—		—
	Accrued expenses		2,885		—
	Commission expenses		—		(27,998)

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

29. Transactions with Financial Institutions

The assets and liabilities related to transactions with financial institutions for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

Accounts	Description	The Bank of Korea		Other banks		Other financial institutions		Total
Cash and due from banks	Due from banks in Won	(Won)	3,424,674	(Won)	34,768	(Won)	140,000	(Won)	3,599,442
	Due from banks in foreign currencies		35,409		701,196		4,831		741,436

			3,460,083		735,964		144,831		4,340,878

Loans	Loans in Won		—		16,412		748,926		765,338
	Loans in foreign currencies		—		545,598		72,596		618,194
	Others		600,000		1,366,353		65,608		2,031,961

			600,000		1,928,363		887,130		3,415,493

Deposits	Deposits in Won		—		756,369		2,740,496		3,496,865
	Deposits in foreign currencies		—		—		—		—

			—		756,369		2,740,496		3,496,865

Borrowings	Borrowings in Won		900,665		1,091,359		5,769		1,997,793
	Borrowings in foreign currencies		—		2,394,149		18,712		2,412,861
	Others		16,857		648,210		697,900		1,362,967

			917,522		4,133,718		722,381		5,773,621

Debentures	Debentures in Won		—		—		274,900		274,900
	Debentures in foreign currencies		—		833,969		—		833,969

			—		833,969		274,900		1,108,869

30. Interest Bearing Assets and Liabilities

Interest bearing assets and liabilities and related interest income and interest expenses for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

Assets	Average Balance		Interest Income		Average Yield (%)
Due from banks	(Won)	3,425,918	(Won)	7,797	0.30%
Securities		29,089,636		1,181,146	5.43%
Loans		131,098,468		7,216,208	7.36%

	(Won)	163,614,022	(Won)	8,405,151

Liabilities	Average Balance		Interest Expenses		Average Yield (%)
Deposits	(Won)	125,251,648	(Won)	3,257,955	3.48%
Borrowings		12,422,729		307,758	3.31%
Debentures		17,910,617		821,045	6.13%

	(Won)	155,584,994	(Won)	4,386,758

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

31. Operations of the Trust Accounts

Assets and liabilities of the trust accounts as of September 30, 2003 are classified as principal or dividend guaranteed money trusts, performance money trusts, and property trusts as follows (in millions of Won):

	Guaranteed Money Trusts		Performance Money Trusts		Property Trusts		Total
Securities	(Won)	3,108,066	(Won)	7,863,525	(Won)	848,356	(Won)	11,819,947
Loans		158,901		350,629		—		509,530
Receivables		—		—		21,146,583		21,146,583
Due from banking accounts		280,022		656,338		109,038		1,045,398
Present value discounts		(844)		(26)		—		(870)
Allowance for loan losses		(68,319)		(55,438)		—		(123,757)
Other assets		96,368		230,550		12,628		339,546

Total assets	(Won)	3,574,194	(Won)	9,045,578	(Won)	22,116,605	(Won)	34,736,377

Trusts	(Won)	3,268,647	(Won)	8,612,831	(Won)	22,047,490	(Won)	33,928,968
Borrowings		54,012		—		—		54,012
Reserves for future losses		—		—		—		—
Other liabilities		251,535		432,747		69,115		753,397

Total liabilities	(Won)	3,574,194	(Won)	9,045,578	(Won)	22,116,605	(Won)	34,736,377

The Bank is liable as of September 30, 2003 for the following portion of the difference between the book value and fair value of principal and/or dividend guaranteed money trusts (in millions of Won):

	Book Value		Fair Value		Liable Amount
Principal guaranteed money trusts	(Won)	3,392,142	(Won)	3,464,873	(Won)	—
Principal and dividend guaranteed money trusts		94,677		102,268		—

	(Won)	3,468,819	(Won)	3,567,141	(Won)	—

The results of operations of the money trust accounts, from the Bank’s management accounting point of view, for the nine-month period ended September 30, 2003 are as follows (in millions of Won):

Trust Account Related Income			Trust Account Related Expenses
Gain on trust management	(Won)	176,513	Interest expense on borrowings from trust accounts	(Won)	25,886
Early withdrawal penalties		141	Loss on trust management		—
Interest income on loans to trust accounts		548

	(Won)	177,202		(Won)	25,886

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

32. Business Combination with H&CB

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on the New York Stock Exchange as ADSs since November 1, 2001.

33. Merger with Kookmin Credit Card Co., Ltd.

The Bank obtained approval from its Board of Directors on May 30, 2003 to merge with Kookmin Credit Card Co., Ltd., (the “Subsidiary”) of which the Bank owns 74.27% and merged with the Subsidiary on September 30, 2003.

The merger was effected through the issuance of common shares of 8,120,431 by the Bank to the shareholders of Subsidiary as of July 24, 2003, besides the Bank, at a ratio of 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The newly issued common share due the transaction constitute 2.4% of total out standing shares of the Bank as of September 30, 2003.

The merger was accounted for as a transaction between entities under common control and therefore the Bank recognized the assets and liabilities transferred at their carrying amounts in the accounts of Kookmin Credit Card Co., Ltd. at the date of transfer. In addition, the accounting method for loans and securities of the Subsidiary were conformed to that of the Bank and consequently, a provision of losses due to the merger amounting (Won)1,652,264 million, comprised of a provision for loan losses of (Won)1,437,961 million and loss on valuation of securities of (Won)214,303 million, was recorded in non-operating expenses.

Kookmin Credit Card Co., Ltd. was established on September 25, 1987, separating its operations from the Bank, and has been conducting its operations including credit card operations, factoring, and consumer financing, under the Credit Card Act. Kookmin Credit Card Co., Ltd. merged with Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1998 and with Jang-Eun Credit Card Co., Ltd. on December 30, 1998, and extended its operations to installment financing and rental business. As of September 30, 2003, Kookmin Credit Card has 12.33 million cardholders, 1.55 million merchants and 45 branches. Kookmin Credit Card Co. Ltd. had its shares registered with KOSDAQ since July 4, 2000.

As of September 30, 2003, the shareholders of Kookmin Credit Card Co. are as follows:

	Number of Shares	Percentage of Ownership
Kookmin Bank	54,365,028	74.27%
Others	18,331,248	25.04%

	72,696,276	99.31%

Treasury stock	503,724	0.69%

	73,200,000	100.00%

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

The summary balance sheets of the Bank and Kookmin Credit Card Co., Ltd. as of December 31, 2002 and the related statements of operations for the year then ended are as follows (in millions of won):

	Kookmin Bank		Kookmin Credit Card		Total 1*
Cash and due from banks	(Won)	4,599,356	(Won)	103,505	(Won)	4,702,861
Marketable securities		5,676,973		5,176		5,682,149
Investment securities2*		25,263,777		3,106,951		28,370,728
Loans		126,730,561		9,256,060		135,986,621
Fixed assets		3,092,616		260,600		3,353,216
Other assets		6,135,558		648,956		6,784,514

Total assets	(Won)	171,498,841	(Won)	13,381,248	(Won)	184,880,089

Deposits	(Won)	123,109,653	(Won)	—	(Won)	123,109,653
Borrowings		10,690,754		5,629,389		16,320,143
Debentures		17,539,007		5,934,298		23,473,305
Other liabilities		10,110,031		899,334		11,009,365

Total liabilities		161,449,445		12,463,021		173,912,466

Capital stock		1,641,293		366,000		2,007,293
Capital surplus		5,864,752		146,591		6,011,343
Retained earnings		2,417,102		407,596		2,824,698
Capital adjustments		126,249		(1,960)		124,289

Total shareholders’ equity		10,049,396		918,227		10,967,623

Total liabilities and shareholders’ equity	(Won)	171,498,841	(Won)	13,381,248	(Won)	184,880,089

	Kookmin Bank		Kookmin Credit Card		Total1*
Operating income (loss)	(Won)	2,265,765	(Won)	(306,146)	(Won)	1,959,619
Non-operating income		525,280		67,017		592,297
Non-operating expenses2*		(897,427)		(21,759)		(919,186)

Net income (loss) before income tax expense		1,893,618		(260,888)		1,632,730
Income tax expense		(583,327)		—		(583,327)

Net income (loss)	(Won)	1,310,291	(Won)	(260,888)	(Won)	1,049,403

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

The summary balance sheets of the Bank and Kookmin Credit Card Co., Ltd. as of September 30, 2003, the merger date, and the related statements of operations for the nine-month period are as follows ( in millions of won ):

	Kookmin Bank		Kookmin Credit Card3*		Total 1*
Cash and due from banks	(Won)	7,543,522	(Won)	39,139	(Won)	7,582,661
Marketable securities		4,003,636		40		4,003,676
Investment securities2*		25,059,230		2,969,040		28,028,270
Loans		133,299,297		6,854,723		140,154,020
Fixed assets		2,836,450		325,220		3,161,670
Other assets		8,895,431		407,247		9,302,678

Total assets	(Won)	181,637,566	(Won)	10,595,409	(Won)	192,232,975

Deposits	(Won)	128,106,542	(Won)	—	(Won)	128,106,542
Borrowings		11,691,597		3,240,752		14,932,349
Debentures		17,181,146		4,951,891		22,133,037
Other liabilities		14,858,438		1,199,254		16,057,692

Total liabilities		171,837,723		9,391,897		181,229,620

Capital stock		1,641,293		366,000		2,007,293
Capital surplus		5,864,679		146,591		6,011,270
Retained earnings		2,033,157		691,969		2,725,126
Capital adjustments		260,714		(1,048)		259,666

Total shareholders’ equity		9,799,843		1,203,512		11,003,355

Total liabilities and shareholders’ equity	(Won)	181,637,566	(Won)	10,595,409	(Won)	192,232,975

	Kookmin Bank		Kookmin Credit Card3*		Total
Operating income (loss)	(Won)	478,392	(Won)	301,213	(Won)	779,605
Non-operating income		670,656		27,656		698,312
Non-operating expenses2*		(1,885,784)		(18,646)		(1,904,430)

Net income (loss) before income tax expense		(736,736)		310,223		(426,513)
Income tax expense		354,627		(25,850)		(328,777)

Net income (loss)	(Won)	(382,109)	(Won)	284,373	(Won)	97,736

1*	Inter-company transactions have not been eliminated in the above summary balance sheets and statements of operations.
2*	The amount under the equity method of accounting of Kookmin Credit Card Co., Ltd has been recognized by the Bank under investment securities and non-operating expenses.
3*.	Balance sheet of Kookmin Credit Card Co., Ltd and its statements of operations is unaudited.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

34. Statement of Cash Flows

Cash and cash equivalents as of September 30, 2003 as presented in the statements of cash flows are as follows (in millions of Won):

Cash on hand	(Won)	3,040,602
Cash in foreign currencies		208,123
Due from banks in Won		3,600,644
Due from banks in foreign currencies		741,436

		7,590,805
Restricted deposits		(3,608,291)

	(Won)	3,982,514

Major transactions that do not involve cash inflows and cash outflows for the three-month and nine-month periods ended September 30, 2003 are presented as follows (in millions of Won):

	Three-month period		Nine-month period
Change due to the merger with KB Credit Card Co., Ltd.	(Won)	10,595,409	(Won)	10,595,409
Unrealized gains on available-for-sale securities		27,401		88,804
Write-off of loans		1,138,437		1,193,191
Decreases in loan from restructuring		1,878		8,547
Conversion of loans into equity securities		517		6,544

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 and December 31, 2002 and

for the three-month and nine-month periods ended September 30, 2003 and 2002

(Unaudited - See Independent Accountant’s Report)

35. Business Segments

The Bank is organized into five major business segments: retail banking, corporate banking, capital markets activities, credit card operations, and others. The following table shows the distribution of the Bank’s operations by business segment as of and for the nine-month period ended September 30, 2003 (in millions of Won):

Account	Retail Banking		Corporate Banking		Capital Markets Activities		Credit Card Operations		Others		Total
Loans	(Won)	77,767,987	(Won)	46,421,664	(Won)	3,526,717	(Won)	9,271,050	(Won)	2,228,63	(Won)	139,216,049
Securities		35,747		70,293		29,833,949		—		649,126		30,589,115
Fixed assets		1,765,633		516,585		166,954		286,963		333,301		3,069,436
Other assets		1,272,261		272,779		15,535,089		23,216		212,130		17,315,475

Total assets	(Won)	80,841,628	(Won)	47,281,321	(Won)	49,062,709	(Won)	9,581,229	(Won)	3,423,188	(Won)	190,190,075

Operating revenue	(Won)	4,551,896	(Won)	2,458,776	(Won)	3,858,532	(Won)	811,610	(Won)	775,618	(Won)	12,456,432

The Bank principally operates in Korea. Secondary segments are geographically oriented and are segregated into two segments: domestic and overseas operations. The following table shows the distribution of the Bank’s operations by geographical market as of and for the nine-month period ended September 30, 2003 (in millions of Won):

	Domestic		Overseas		Total
Loans	(Won)	138,569,913	(Won)	646,136	(Won)	139,216,049
Securities		30,531,016		58,099		30,589,115
Fixed assets		3,066,598		2,838		3,069,436
Other assets		16,930,003		385,472		17,315,475

Total assets	(Won)	189,097,530	(Won)	1,092,545	(Won)	190,190,075

Operating revenue	(Won)	12,409,483	(Won)	46,949	(Won)	12,456,432

36. Reclassification of Prior Financial Statement Presentation

Certain accounts of prior period financial statements have been reclassified to conform to the current interim presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

37. Subsequent Event

On October 24, 2003, the Board of Directors resolved to acquire the Bank International Indonesia (“BII”). The Sorak consortium, of which the Bank is a member, was formed for the acquisition of BII and was subsequently named the preferred bidder of 51% of BII on October 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: November 17, 2003

By: /s/ Jong-Kyoo Yoon
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer